UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

[X] Form C: Offering Statement
[ ] Form C-U: Progress Update
[ ] Form C/A: Amendment to Offering Statement
    [ ] Check box if Amendment is material and investors must reconfirm within five business days.

[ ]
[ ] Form C-AR: Annual Report
[ ] Form C-AR/A: Amendment to Annual Report
Form C-TR: Termination of Reporting

Name of Issuer:

Liquid Mining Inc

Legal Status of Issuer:

Form:
CORPORATION

Jurisdiction of Incorporation/Organization:
FLORIDA

Date of Organization:
November 15, 2021

Physical Address of Issuer:
48 W Huron Street Pontiac MI 48342

Website of Issuer:
liquidmining.net

Is there a co-issuer? [ ] Yes [X] No

Name of intermediary through which the offering will be conducted:

RIALTO MARKETS LLC

CIK number of intermediary:

0001670539

SEC file number of intermediary:

008-69756

CRD number, if applicable, of intermediary:

283477

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

At the conclusion of the offering, the issuer shall pay a fee of four percent (4%) of the amount raised in the offering to the intermediary.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

The intermediary will not receive any other direct or indirect compensation.

Type of Security Offered:

Convertible Callable Promissory Note

Target number of securities to be offered:

Convertible Notes of varying investment amounts to equal $1,000,000 in subscriptions

Target offering amount:

$1,000,000

Minimum Investment Amount per Investor:

$2,500

Oversubscriptions accepted: ☒ Yes ☐ No

If yes, disclose how oversubscriptions will be allocated: ☐ Pro-rata basis ☒ First-come, first-served basis ☐ Other – provide a description:

Maximum offering amount (if different from target offering amount):

$3,000,000

Maximum number of securities to be offered:

Convertible Callable Notes of varying investment amounts to equal $3,000,000 in subscriptions

Deadline to reach the target offering amount:

Twelve (12) months from start date of Offering

Disbursement from Escrow After Reaching the Target Offering Amount: Bi-Weekly

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Re-Confirmation of Subscription Process:

After the Target Offering amount is met and the Offering has been active for 21 days, the Company may choose to close the Offering to access the funds held in escrow (the "Escrow Close") from subscribed investors. Each time the Company may access invested funds held in the Escrow Account, all new investors who have subscribed since the prior Escrow Close will be notified by the Intermediary that subscribed investors will have until 48 hours prior to the next scheduled Escrow Close to cancel or reconfirm their investment. Investors will only be asked once to reconfirm or cancel their investment subscription

Current number of employees:

2

	Most recent fiscal year-end (2021)	Prior fiscal year-end (2020)
Total Assets	$324,571	$0
Cash & Cash Equivalents	$0	$0
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, U.S. Virgin Islands, Virginia, Washington, West Virginia, Wisconsin, and Wyoming,

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Liquid Mining Inc.

By



(Signature)

Richard Dwyer
Vice President

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

By



(Signature)

Richard Dwyer
Vice President



6/2/2022
(Date)

TABLE OF CONTENTS

June 6, 2022

Liquid Mining Inc

FORM C

Up to $3,000,000 of Convertible Callable Promissory Notes



LiquidMining Inc ("LMI," the "Company," "we," "us," or "our"), is offering an amount of $1,000,000 (the "Target Offering Amount") and up to a maximum amount of $3,000,000 (the "Maximum Offering Amount") of Convertible Callable Promissory Notes (the "Note(s)" or "Convertible Note(s)") on a best efforts basis as described in this Form C (this "Offering"). We must raise an amount equal to or greater than the Target Offering Amount by June 6, 2023 (the "Offering Deadline"). Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be canceled, and all committed funds will be returned.

Potential purchasers of the Securities are referred to herein as "investors" or "you". The rights and obligations of Investors with respect to the Securities are set forth below in the section titled "The Offering and the Securities". In order to purchase the Securities, you must complete the purchase process through our intermediary, Rialto Markets LLC (the "Intermediary"). All committed funds will be held in escrow with Wilmington Trust, N.A. (the "Escrow Agent") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary.

Investment subscriptions will be represented by the issuance of a Convertible Callable Promissory Note, as further described below. Securities sold in this Offering will be deposited into a custodial account maintained by Wilmington Trust, N.A., who will serve as the custodian (the "Custodian") for this Offering and reflect each Investors' beneficial interest in the Notes sold. Investment subscriptions may be accepted or rejected by us, in our sole and absolute discretion. We have the right to cancel or rescind our offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment subscription and may cancel or rescind our offer to sell the Securities at any time for any reason.

LEGEND

FORM C - OFFERING STATEMENT

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either State that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions. The term "issuer" in these questions and answers includes any "co-issuer" jointly offering or selling securities with the issuer in reliance on the exemption in Securities Act Section 4(a)(6) and in accordance with Securities Act Section 4A and Regulation Crowdfunding (§ 227.100 et seq.). Any information provided with respect to the issuer should also be separately provided with respect to any co-issuer.

If you are seeking to rely on the Commission's temporary rules to initiate an offering between May 4, 2020, and February 28, 2021, intended to be conducted on an expedited basis due to circumstances relating to coronavirus disease 2019 (COVID-19), you will likely need to provide additional or different information than described in questions 2, 12, and 29. If you are seeking to rely on the Commission's temporary Rule 201(bb) for an offering initiated between March 1, 2021, and August 28, 2022, you will likely need to provide additional or different information than described in questions 2 and 29. When preparing responses to such questions, please carefully review temporary Rules 100(b)(7), 201(aa), 201(bb), and 304(e) and tailor your responses to those requirements as applicable.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1.   Name of issuer: LIQUID MINING, INC

ELIGIBILITY

2.   LiquidMining Inc. certifies that all of the following statements are true:

•   Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

•   Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

•   Not an investment company registered or required to be registered under the Investment Company Act of 1940.

•   Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).

•   Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).

•   Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

•   The issuer has not made use of any written communication or broadcast script for testing the waters either (i) under the authorization of Rule 241 within 30 days of the initial filing of the offering statement, or (ii) under the authorization of Rule 206.

3.   Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?   [X] No

BAD ACTOR DISCLOSURE

The Company is not subject to bad actor disqualifications under any relevant U.S. securities laws.

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of The Company's fiscal year covered by the report.

Once posted, the annual report can be found on the following site: investliquidmining.com

The issuer must continue to comply with the ongoing reporting requirements until:
(1)   the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2)   The Company has filed, since its most recent sale of securities pursuant to this part, at least one annual report pursuant to this section and has fewer than 300 holders of record;
(3)   The Company has filed, since its most recent sale of securities pursuant to this part, the annual reports required pursuant to this section for at least the three most recent years and has total assets that do not exceed $10,000,000;
(4)   the Company or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5)   the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any of its predecessors have previously failed to comply with the ongoing reporting requirement of Rule 202 of Regulation Crowdfunding.

DIRECTORS/OFFICERS OF THE COMPANY

The directors and officers of the Company are listed below along with all positions and offices held and their principal occupation and employment responsibilities for the past three (3) years:

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibility for the Past Three (3) Years	Dates of Service
Joseph E Dwyer	President & Officer	Co-Founder Secretary	November 15, 2021 to Present
Richard R. Dwyer	Vice President, Co-Founder	(1) Operate and Manage Financial Advisory Service (2) COO, Oversee Operations of Registered Investment Advisor	3/2012 to Present 10/2021





Joseph Dwyer

Joseph has been an entrepreneur most of his life. He has a great track record of starting and building various types of businesses. In 1984 he starting building custom homes in Virgina Beach with his brother Rick. Joseph moved to FL in 1990 and in 1994 he started a trucking company that he built up to 55 trucks.

In 2003 he moved to MI to be closer to his wifes family. Joseph then started a commercial development company. The company developed several commercial real estate projects including a big box development with Walmart and Menards. In 2010 he closed the business due to the economic climate that made it very difficult to finance new projects.

Starting in 2012 Joseph became a franchisee with an up and coming brand called Tropical Smoothie Café. Starting with one location, Joseph built it to 11 locations with 6 stores performing in the top 5% of the chain. Joseph won numerous awards with Tropical Smoothie for sales volume, customer service, Camp Sunshine donations and overall operations. Joseph sold the company at the end of 2021 to put his time and energy into his latest venture, Liquid Mining.





Richard Dwyer (Rick)

Rick has been an entrepreneur most of his life. While serving aboard Submarines in the U.S Navy for 10-years he started home building business with his brother Joe. After leaving the Navy Rick went into financial services where he started as a stockbroker. After several years he focused on consulting private companies on corporate structure, merger & acquisitions, and investor relations.

Rick helped many companies raise the capital they needed to execute on their business plans. A sampling of the companies Rick assisted were Biomune Systems, Teletouch Communications, NewReach Communications, Verticon, American Quantum Cycles, and First Aid Direct.

Rick had been involved with computers and has been a technology geek since he was in high school. NewReach Communications was an Internet start-up that operated a dial-up service and web development team. This was at a time when most people thought the Internet was a fad. After the Dot Com bubble burst Rick moved to Asheville, NC and built custom homes and commercial properties. This venture ended in 2009 while Rick's company was building the DIY Network's Blog Cabin for the 2009 season. The developer went bankrupt, and Rick finished the home for airing but the economic damage was already done and Rick closed operations in early 2010.

Rick decided to get back into the financial services industry in 2011, but this time as a financial planner to provide clients with plans that would protect them from the massive drawdowns experienced in 2000-2002 and 2007-2009. Rick currently serves as an owner and Chief Operating Officer of Tactive, an RIA that specializes in bringing advanced blended strategies from multiple strategists which are customized for each client.

BUSINESS AND ANTICIPATED BUSINESS PLAN

Business Plan

Liquid Mining Inc. ("LMI") is a corporation organized in the State of Florida whose business includes the mining of digital assets, blockchain infrastructure, and mining hardware hosting. LMI believes that the growth of these separate businesses will continue at above-normal growth rates for the foreseeable future. LMI leases 15,000 square feet of space with an option on an additional 60,000 sf with an option to purchase the entire 75,000 sf. The power available is sufficient for over 3,000 Bitcoin miner units which could generate at today's price of Bitcoin over $1.9 million per month of Bitcoin assets.

LMI is conducting an initial $3 million offering to position the Company to purchase additional Bitcoin miner units. LMI intends to do two additional capital raises over the next twenty-four months to position the Company with the potential to reach $2 million in net revenue per month. Should this occur, of which there can be no assurance, LMI anticipates the Company would have a valuation of $200 to $400 million, at which point it will seek a liquidity event through a public offering, merger, or sale.

What is the Opportunity?

The global blockchain technology market size is expected to reach USD $394.60 billion by 2028, according to a new report by Grand View Research, Inc. Blockchain is projected to expand at a CAGR of 82.4% from 2021 to 2028. The growth can be attributed to the increasing number of merchants, nations, and individuals accepting cryptocurrency. In addition, the growing interest of financial institutions in blockchain technology is also driving market growth. Bitcoin was the first blockchain that utilized a distributed ledger to negate the need for an intermediary to validate transactions.

Finally, demand for Bitcoin is increasing while the supply of Bitcoin reduces every four years; the reduction is called a halving. In 2024 the current block reward of 6.25 coins for Bitcoin will be reduced to 3.125 coins. The following charts show Bitcoin Inflation vs. Time and The Halving of Bitcoin and how the price has reacted thus far:



RISK FACTORS

An investment in our Units involves risks. In addition to other information contained elsewhere in this Form C, you should carefully consider the following risks before acquiring our Units offered by this Form C. The occurrence of any of the following risks could materially and adversely affect the business, prospects, financial condition or results of operations of our Company, the ability of our Company to make cash distributions to the holders of Units and the market price of our Units, which could cause you to lose all or some of your investment in our Units. Some statements in this Form C, including statements in the following risk factors, constitute forward-looking statements. See "Forward-Looking Statements Disclosure" below.

Risks Related to the Company's Business and Industry

We have limited operating history, which makes our future performance difficult to predict.
We have limited operating history. You should consider an investment in our Units in light of the risks, uncertainties and difficulties frequently encountered by other newly formed companies with similar objectives. We have minimal operating capital and for the foreseeable future will be dependent upon our ability to finance our operations from the sale of equity or other financing alternatives. The failure to successfully raise operating capital, could result in our bankruptcy or other event which would have a material adverse effect on us and our Investors. There can be no assurance that we will achieve our investment objectives.

Bitcoin Mining Risks
The mining of Bitcoin has certain unique risks related to operations; (a) cybercriminals may access Bitcoin miner machines to engage in unlawful acquisition of bitcoins through a botnet; (b) the Company and its network of miner computers will be subject to certain security risks from outside hacking and intrusion attempts. Any successful intrusion attempt could damage the miners capabilities to effectively mine Bitcoin or provide hackers access to internal Company networks; and (c) mined Bitcoin held in a digital wallet for the Company could be subject to a hacking event wherein cybercriminals divert the Company's mined Bitcoin assets to different accounts outside the control of the Company.

Further, the requirements for power and cooling to run the bitcoin miners could increase or the cost for such needed services could increase thus negatively impacting the Company's financial results.

Global crises such as COVID-19 can have a significant effect on our business operations and revenue projections.
Economic dislocations based on the impact of a pandemic could impact the price of Bitcoin assets and thus the Company's revenue may be adversely affected by such an event in the future.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.
The Company may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security

vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

If we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

The Company is subject to a wide range of federal, state, and local laws and regulations as an operating business. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against the Company, which may adversely impact the financial performance of the Company.

<u>Risks Related to the Offering</u>

There can be no guarantee that the Company will reach its funding target from potential investors with respect to any Class or future proposed Class.

Due to the start-up nature of the Company, there can be no guarantee that the Company will reach its funding target from potential investors with respect to any Class or future proposed Class. In the event the Company does not reach a funding target, it may not be able to achieve its investment objectives.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. An investor may not have the opportunity, as part of their investment in the Offering, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.
The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company may end the Offering early.
If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.
If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Investors will not be entitled to any inspection or information rights other than those required by law.
Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

There is no guarantee of a return on an Investor's investment.
There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

Risks Related to the Securities

There is currently no trading market for our securities. An active market in which investors can resell their Units may not develop.

There is currently no public trading market for our Convertible Notes, and an active market may not develop or be sustained. If an active public or private trading market for our securities does not develop or is not sustained, it may be difficult or impossible for you to resell your Notes at any price. Accordingly, you may have no liquidity for your Notes. Even if a public or private market does develop, the market price of the Notes, or Shares if conversion has been executed, could decline below the amount you paid for your Notes.

There may be state law restrictions on an Investor's ability to sell the Note(s).

Each state has its own securities laws, often called "blue sky" laws, which (1) limit sales of securities to a state's residents unless the securities are registered in that state or qualify for an exemption from registration and (2) govern the reporting requirements for broker-dealers and stockbrokers doing business directly or indirectly in the state. Before a security is sold in a state, there must be a registration in place to cover the transaction, or it must be exempt from registration. We do not know whether our securities will be registered, or exempt, under the laws of any states. A determination regarding registration will be made by broker-dealers, if any, who agree to serve as the market-makers for our Units. There may be significant state blue sky law restrictions on the ability of Investors to sell, and on purchasers to buy, our Units. Investors should consider the resale market for our securities to be limited. Investors may be unable to resell their securities, or they may be unable to resell them without the significant expense of state registration or qualification.

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date.

Although the Securities may be tradable under federal securities law after one year, state securities regulations may apply, and each Investor should consult with their attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

There is no present market for the Securities and we have arbitrarily set the terms for the Notes offered.

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot guarantee that the Securities can be resold at the Offering price or at any other price. Investors purchasing the Securities will have limited rights.

A majority of the Company is owned by a small number of owners.

Prior to the Offering, 2 owners hold 100% outstanding (50% each) voting Shares of the Company. These security holders may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. These security holders may have Units that are different from yours. For example, these holders may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these security holders could use his or her voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

The value of your investment may be diluted if the Company issues additional options, convertible securities or capital stock.

The convertible note in this offering will convert at a conversion price based on the per share price of the Company in the future, or a capped valuation relative to the number of outstanding Shares. If we issue more Shares, this may result in the reduction in the value of the Shares that you may receive upon conversion of the convertible notes.

Any valuation for the Company at this stage or at the time of any Note Conversion may be difficult to assess.

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess. Investors that convert their Note(s) into capital stock may convert at a valuation that is ultimately not reflective of the actual value of the Company at the time of conversion.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

THE OFFERING AND THE SECURITIES

OWNERSHIP AND CAPITAL STRUCTURE
Principal Holders of Outstanding Securities

Name of Holder	Class of Shares	Number of Shares Held Prior to Offering	Percentage (%) of Shares Held Prior to Offering	Percentage (%) of Voting Power Prior to Offering
Joseph E. Dwyer	Common Stock	30,000,000	50%	50%
Violeta R Dwyer	Common Stock	30,000,000	50%	50%

THE OFFERING

LiquidMining Inc ("LMI," the "Company," "we," "us," or "our"), is offering an amount of $1,000,000 (the "Target Offering Amount") and up to a maximum amount of $3,000,000 (the "Maximum Offering Amount") of Convertible Callable Promissory Notes on a best efforts basis as described in this Form C (this "Offering"). We must raise an amount equal to or greater than the Target Offering Amount by February 10, 2023 (the "Offering Deadline"). Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned.

The minimum investment per investor is $2,500.

Terms of the Convertible Callable Notes

Type: Convertible Callable Promissory Note
Terms: The interest rate is a minimum of 10% and can increase via a formula in the Note.

The following is a summary of the basic terms and conditions of the Notes. The following summary is qualified in its entirety by the terms included in the Convertible Callable Promissory Note and Convertible Callable Promissory Note Purchase Agreement of the Company. Any defined terms below are included in the Convertible Callable Promissory Note:

Maturity Date	10 years from the date of applicable closing; However the Note holder can redeem after the 3 years.
Interest	10%; Interest on this Promissory Note shall accrue at the Interest Rate or the maximum rate permissible by law, whichever is less.

Liquidation or Dissolution of the Company	If any Event of Default occurs, the Full Note Amount shall become, at the election of the Holder, immediately due and payable in cash. From and after the occurrence and during the continuance of any Event of Default, the Interest Rate shall automatically be increased to eighteen percent (18.0%) or the maximum rate permissible by law, whichever is less.
Upon Maturity	Company shall, except if elected otherwise by Holder pursuant to Section 3 upon the Maturity Date, pay to the Holder an amount in cash representing all the outstanding Principal, accrued and unpaid Interest and accrued and unpaid late charges on such Principal and Interest (collectively, the "Full Note Amount").
Pre-Payment	This Promissory Note is not redeemable prior to the Maturity Date. The Company may not pre-pay the Promissory Note without the prior written consent of the Holder.
Security Interest	The obligation of the Company under the Promissory Note are not secured. The Holder shall have rights in this respect pari passu with the Company's senior most unsecured debt issued after the Issuance Date

All questions concerning the construction, validity, enforcement and interpretation of the Promissory Note shall be governed by and construed and enforced in accordance with the internal laws of the State of Florida.

The Convertible Notes sold in this Offering will convert in the following circumstances:

Conversion Right: The conversion may take place wholly or partially with respect to all or any portion of the Full Note Amount at any time on or at any time after December 31, 2025 and before the Maturity Date, in each case in the sole and absolute discretion of the Holder. The Company shall not issue any fraction of a share of New Stock upon any conversion. If the issuance would result in the issuance of a fraction of a share of New Stock, the Company shall round such fraction of a share of New Stock up to the nearest whole share. The Company shall pay any and all stamp, issuance and similar taxes that may be payable with respect to the issuance and delivery of New Stock upon conversion of any Conversion Amount.

Conversion Price: The number of shares of New Stock issuable in respect of, and upon conversion of, any Conversion Amount pursuant to Section 3(a) shall be determined by dividing the Conversion Amount by the Conversion Price. The Aggregate Note Amount shall be convertible into a number of shares of Common Stock equal to the quotient of the Aggregate Note Amount divided by \ the price per share of Common Stock offered to the public in the Qualified Offering (the "IPO Price") less twenty percent (20%).

Outstanding Capital Stock:

The following description summarizes the most important terms of the Company's capital stock. This summary does not purport to be complete and is qualified in its entirety by the provisions of the Certificate of Incorporation. For a complete description of the Company's capital stock, you should refer to the Certificate of Incorporation. We are authorized to issue 100,000,000 Shares of common stock with par value $0.001. As of February 28, 2022, our outstanding Shares of common stock consisted of 60,000,000 Units.

Class of Equity	Authorized Limit	Issued and Outstanding	Available
Class A Common	95,000,000	60,000,000	35,000,000
Class B Common	3,000,000	0	3,000,000
Preferred Stock	2,000,000	0	2,000,000

Voting Rights

Each holder of the Company's outstanding Class A Common Stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. The Class B Common Stock shall be non-voting stock.

Common and Preferred Stock Dividend Rights

Yes

How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions?

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

The offering price and terms for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a Convertible Note is determined by the investor, and we do not guarantee that the Convertible Note will be converted into any particular number of shares.

What are the risks to purchasers associated with corporate actions (including additional issuance, issuer repurchase, sale of the issuer, related party transactions, conflicts of interest)?

Other Material Terms
The Company does have the right or obligation to repurchase the Securities. The Securities do have a stated return or liquidation preference.

Related Person Transactions
From time to time the Company may engage in transactions with related persons. The Company currently has no transactions with related persons.

Conflicts of Interest
The Company is not currently engaged in any transactions or relationships which would give rise to a conflict of interest with the Company, its operations, and/or its security holders.

Restrictions on Transfer of the Securities Being Offered
The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

(1) to the Issuer;
(2) to an accredited investor;
(3) as part of an offering registered with the U.S. Securities and Exchange Commission; or
(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

INDEBTEDNESS

The Company does not have any outstanding debt.

PREVIOUS OFFERINGS OF SECURITIES

Does the issuer have an operating history? X Yes ☐ No

The Company has engaged in early stage business development operations since inception.

FINANCIAL CONDITION OF THE ISSUER

The management of LMI began mining operations in September 2021 with Ethereum ("ETH") mining rigs. This was initially a proof of concept to validate the profitability of mining ETH. After several weeks of mining, the financial model was verified and management made the decision to expand its mining activity. The expansion was going to focus on ETH through the use of Graphical Processing Units ("GPUs"), which was accomplished and mining capacity was expanded from 230 MH/s to 1 TH/s. After a couple of weeks of verification against expected performance from the financial model, management elected to expand into Bitcoin mining.

Management ordered the initial 30 Application Specific Integrated Circuit ("ASIC") machines in October, 2021, these are the miners that use a specific algorithm to mine a coin. LMI was organized as a corporation in November, 2021. LMI realized that it would need power and room to grow the mining farm it intended to have. Management began looking for a facility to operate the machines in late October, 2021. After an extensive search that found adequate buildings, they were rejected for lack of sufficient power. Eventually in December 2021 the building that was home to the former printing company Oakland Press in Pontiac, MI was put under agreement with a lease start date of January 3, 2022.

In late January, 2022 an additional 115 ASICs were purchased an delivered to the facility. During this time management invested money to clean the facility from top to bottom on 15,000 sf, installed all new hardware for the exterior doors, installed security system and 24 hour camera systems that monitor the interior and exterior of the space. LMI was also in disussions with several immersion cooling vendors of which two are currently bidding for our business. The benefit of immersion cooling is that it removes heat 1200 times more efficiently than air, removes vibration, and eliminates dirt contamination. While waiting for the immersion cooling equipment, LMI installed upgraded transformers, distribution panels and enough outlets to run 150 ASICs. As the ASICs were running for testing, we realized that too much heat was being generated and it heated up the entire 300,000 cubic feet of space to over 106 degrees. We then built a separate room that will move over 36,000 cubic feet of air per minute which will enable us to operate 300 ASIC machines. This room will be completed by May 20, 2022.

Currently LMI has 145 units that should generate15 - 16 Peta Hashes per second, this translates to approximately $100,000 per month in revenue. This along with the funds being raised should increase production to over 55 Peta Hashes per second within 90 days of funding, assuming the full $3 million is raised. This should provide over $350,000 per month in gross revenue. The funds being raised will be deployed immediately once available to purchase additional ASIC machines, immersion cooling equipment and pay for installation.

LMI intends to use the majority of profits it generates after paying interest to investors on equipment to continue to increase the hash rate of the mining operation.

USE OF PROCEEDS

The following table illustrates how the Company intends to use the net proceeds received through this Offering. The figures below are not inclusive of payments to financial and legal service providers and escrow-related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees*	4%	$40,000	4%	$120,000
Immersion Cooling Equipment	96%	$960,000	93.67%	$2,810,000
Reg A Filing Fees	-	-	2.33%	$70,000
Total	100%	$1,000,000	100%	$3,000,000

Rialto Markets, LLC shall take a four percent (4%) commission of the funds raised in the Offering.

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

The Company will complete the transaction and deliver securities to investors through the Intermediary, who will subsequently notify investors of the completion of such transaction.

Investors may cancel an investment by contacting the Company or the Intermediary and providing notification of their intent to cancel an investment.

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

FORWARD-LOOKING STATEMENTS DISCLOSURE

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause the Company's actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

EXHIBIT A: FINANCIALS



Financial Statements and Report of
Independent Certified Public Accountants

Liquid Mining Inc

February 28, 2022

Liquid Mining, Inc.

Table of Contents



<h1 style="text-align:center">Independent Auditor's Report</h1>

To the Shareholders of **Liquid Mining Inc**

Opinion

We have audited the accompanying financial statements of **Liquid Mining Inc**, which comprise the balance sheet as of February 28, 2022 and the related statements of operations, shareholder's equity, and cash flows for the period from January 1, 2022 (inception) to February 28, 2022, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Liquid Mining Inc** as of February 28, 2022, and the results of its operations and its cash flows for the period from January 1, 2022 (inception) to February 28, 2022 in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of **Liquid Mining Inc** and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about **Liquid Mining Inc**'s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

ASSURANCE DIMENSIONS CERTIFIED PUBLIC ACCOUNTANTS & ASSOCIATES
also d/b/a McNAMARA and ASSOCIATES, PLLC
TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
JACKSONVILLE: 4720 Salisbury Road, Suite 223 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053
ORLANDO: 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053
SOUTH FLORIDA: 2000 Banks Road, Suite 218 | Margate, FL 33063 | Office: 754.800.3400 | Fax: 813.443.5053
www.assurancedimensions.com



In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of **Liquid Mining Inc**'s internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about **Liquid Mining Inc**'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Assurance Dimensions

Margate, Florida
April 19, 2022

ASSURANCE DIMENSIONS CERTIFIED PUBLIC ACCOUNTANTS & ASSOCIATES
also d/b/a McNAMARA and ASSOCIATES, PLLC
TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
JACKSONVILLE: 4720 Salisbury Road, Suite 223 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053
ORLANDO: 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053
SOUTH FLORIDA: 2000 Banks Road, Suite 218 | Margate, FL 33063 | Office: 754.800.3400 |

Liquid Mining Inc
Balance Sheet
February 28, 2022


ASSETS

Current Assets		
Prepaid expenses	$	12,928
Total Current Assets		12,928
Equipment and leasehold improvements		1,202,688
Right of use asset		234,467
Security deposit		20,000
TOTAL ASSETS	$	1,470,083


LIABILITIES AND SHAREHOLDERS' EQUITY

Current portion of lease liability	$	57,445
Total Current Liabilities		57,445
Long-term portion of lease liability		177,022
TOTAL LIABILITIES		234,467
Shareholders' Equity		
Class A Voting Common shares par $.0001 95,000,000 authorized,		
10,000,000 to be issued and outstanding as of February 28, 2022		1,000
Class B Non-Voting Common shares par $.0001 3,000,000 authorized,		
zero to be issued and outstanding as of February 28, 2022		
Preferred shares par $.0001 2,000,000 authorized,		
zero to be issued and outstanding as of February 28, 2022		
Additional paid in capital		1,243,118
Accumulated deficit		(8,502)
TOTAL SHAREHOLDERS' EQUITY		1,235,616
TOTAL LIABILITIES AND		
SHAREHOLDERS' EQUITY	$	1,470,083


The accompanying notes are an integral part of this financial statement.

Liquid Mining Inc
Statement of Operations
For the period from January 1, 2022 to February 28, 2022

REVENUE
    Total revenue $ -

EXPENSES
    Operating expenses   8,502

   LOSS FROM OPERATIONS   (8,502)

OTHER INCOME (EXPENSES)   -

NET LOSS $ (8,502)

The accompanying notes are an integral part of this financial statement.

Liquid Mining Inc
Statement of Shareholders' Equity
For the period from January 1, 2022 to February 28, 2022

	Class A Common Shares to be Issued		Class A Common Shares to be Issued		Additional Paid In Capital		Retained Deficit		Total
January 1, 2022	-	$	-	$	-	$	-	$	-
Founders Shares to be Issued	10,000,000		1,000		-		-		1,000
Contributed Capital by Founders	-		-		1,243,118	$	-		1,243,118
Net loss	-		-		-		(8,502)		(8,502)
February 28, 2022	10,000,000	$	1,000.00	$	1,243,118	$	(8,502)	$	1,235,616

The accompanying notes are an integral part of this financial statement.

Liquid Mining Inc

Statement of Cash Flows

For the period from January 1, 2022 to February 28, 2022

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (8,502)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:	
Prepaid expenses	(12,928)
Security deposit	(20,000)
Net cash used by operating activities	(41,430)
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of property and equipment	(1,202,688)
Net cash (used in) investing activities	(1,202,688)
CASH FLOWS FROM FINANCING ACTIVITIES	
Contributed capital	1,244,118
Net cash provided by financing activities	1,244,118
NET INCREASE IN CASH	-
Cash at beginning of year	-
Cash at end of year	$ -
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION	
Cash paid during year for interest	$ -
Cash paid during year for income taxes	$ -

The accompanying notes are an integral part of this financial statement.

Liquid Mining Inc

Notes to Financial Statements
February 28, 2022

Note A – Nature of Business and Organization

Liquid Mining Inc ("the Company") was organized in January 2022 in the State of Florida. Our primary business is the buildout and operation of data centers that primarily support the eco system of digital assets and digital currencies. Our secondary business is the development and support of mining farms that investors own and then lease facility space from us, or they can invest in one of our mining farms and participate in the growth of that farm through Convertible Notes.

Note B – Significant Accounting Policies

Basis of Presentation

The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents

The Company considers all highly liquid instruments with an original maturity of less than three months to be cash and cash equivalents. The Company places its temporary cash investments with high quality financial institutions. At times, such investments may be in excess of FDIC insurance limits. The Company does not believe it is exposed to any significant credit risk on cash and cash equivalents.

Equipment and leasehold improvements

Equipment and leasehold improvements are stated at cost less accumulated depreciation. Depreciation is provided on the straight-line basis over the estimated useful lives of the assets and for leasehold improvements over the life of the lease.

Expenditures for repair and maintenance which do not materially extend the useful lives of property and equipment are charged to operations. When property or equipment is sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the respective accounts with the resulting gain or loss reflected in operations.

Management reviews the carrying value of its property and equipment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable.

There were no impairment losses for the period from January 1, 2022 to February 28, 2022.

Income Taxes

The Company accounts for income tax using the asset and liability method prescribed by ASC 740, "Income Taxes". Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the year in which the differences are expected to reverse. The Company records a valuation allowance to offset deferred tax assets if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rates is recognized as income or loss in the period that includes the enactment date. Based on the limited activity in 2022 and the related valuation allowances the disclosure for income taxes is immaterial as of February 28, 2022.

The Company recognizes and discloses uncertain tax positions in accordance with GAAP. The Company evaluated its tax positions and determined it has no uncertain tax positions as of February 28, 2022. The Company's tax returns are subject to income tax examinations generally for a period of three years from the date of filing. The Company's 2022 tax year is open for examination for federal and state taxing authorities.

Liquid Mining Inc

Notes to Financial Statements
February 28, 2022

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounting for Leases

In March 2016, the FASB issued ASU No. 2016-02, Leases. The main difference between the provisions of ASU No. 2016-02 and previous GAAP is the recognition of right-of-use assets and lease liabilities by lessees for those leases classified as operating leases under previous GAAP. ASU No. 2016-02 retains a distinction between finance leases and operating leases, and the recognition, measurement, and presentation of expenses and cash flows arising from a lease by a lessee have not significantly changed from previous GAAP. For leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election by class of underlying asset not to recognize right-of-use assets and lease liabilities. The accounting applied by a lessor is largely unchanged from that applied under previous GAAP. In transition, lessees and lessors are required to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach. This ASU is effective for public business entities in fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. Early adoption is permitted as of the beginning of any interim or annual reporting period. The Company's adoption on January 1, 2019 did not have a material impact on the financial statements.

During the period ended February 28, 2022 the Company executed a long-term lease resulting in the recording of a Right-of-Use Asset and corresponding lease liability. See Note D.

Note C – Property and Equipment

Property and equipment consist of the following as of February 28, 2022

			Estimated Useful Life (Years)
Equipment	$	1,104,130	7
Leasehold improvements		98,558	Life of the lease
		1,202,688	
Less: accumulated depreciation		(-)	
Property and equipment, net	$	1,202,688	

Depreciation expense for the period from January 1, 2022 to February 28, 2022 was $0 as the assets were not put into service yet.

Liquid Mining Inc

Notes to Financial Statements
February 28, 2022

Note D – Leases

In January 2022, the Company entered into a lease agreement for its corporate office and warehouse facility for a term of thirty-six months. On January 1, 2022, the right-of-use asset and corresponding lease liability of approximately $234,000 were recorded to account for the lease.

The following table summarizes the right-of-use asset and lease liability as of February 28, 2022:

Right-of-use Asset	$	234,467
Lease Liability		
Current	$	57,445
Long-term		177,022
	$	234,467

The following table summarizes the Company's scheduled future minimum lease payments as of February 28, 2022:

Year Ended December 31:		
2022	$	83,322
2023		100,000
2024		100,000
Minimum lease payments		283,322
Less: imputed interest		(48,855)
Present value of minimum lease payments		234,467
Less: current maturities of lease liability		57,445
Long-term lease liability	$	234,467

As of February 28, 2022, the weighted-average remaining lease term for the building lease was 2.7 years. Due to the fact that we do not have access to the rate implicit in the lease, we utilized our incremental borrowing rate as the discount rate. The weighted average discount rate associated with the lease was 12%.

Note C – Shareholders' Equity

The aggregate number of shares that the Corporation shall have authority to issue is: One Hundred Million (100,000,000) shares consisting of three classes to be designated respectively, "Voting Common Stock", "Non-Voting Common Stock" and "Preferred Stock", with all of such shares having a par value of $.0001 per share. The total number of shares of Common Stock that the Corporation shall have authority to issue is Ninety Eight Million (98,000,000) shares. The Common Stock shall consist of two classes, being Ninety Five Million (95,000,000) Class A Voting Common Shares and Three Million (3,000,000) Class B Non-Voting Common Shares. The total number of shares of Preferred Stock that the Corporation shall have authority to issue is Two Million (2,000,000) shares. The Preferred Stock may be issued in one or more series, each series to be appropriately designated by a distinguishing letter or title, prior to issuance of any shares thereof. At the discretion of the Board of Directors, the Class B Non-Voting Common Shares may be converted into Class A Voting Common Shares and in the event that the Company commences an initial public offering of its Class A Voting Common Shares, the Class B Non-Voting Shares shall have the option to convert into Class A Voting Common Shares in accordance with such procedures as established by the Board of Directors.

During the period from January 1, 2022 to February 28, 2022 it was determined that 5,000,000 founders shares would be issued to the two founders of the Company. These shares have been noted as shares to be issued in the accompanying financial statements. These same shareholders contributed approximately $1,244,000 to the Company during the period from January 1, 2022 to February 28, 2022.

Note D – Commitments and Contingencies

Contingencies

Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur. The Company's management and its legal counsel assess such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company's legal counsel evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein.

If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company's financial statements. If the assessment indicates that a potentially material loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, would be disclosed.

COVID-19

Management has concluded that the COVID-19 outbreak in 2020 may have a significant impact on business in general, but the potential impact on the Company is not currently measurable. Due to the level of risk this virus has had on the global economy, it is at least reasonably possible that it could have an impact on the operations of the Company in the near term that could materially impact the Company's financials. Management has not been able to measure the potential financial impact on the Company but will review commercial and federal financing options should the need arise.

Note E – Subsequent Events

Subsequent to February 28, 2022 the Board of Directors elected to forward split the to be issued 10,000,000 founders shares to 60,000,000 shares.

Management has assessed subsequent events through April 19, 2022, the date on which the financial statements were available to be issued.

FINANCIALS

Proforma

Liquid Mining Inc. Proforma Income Statement					
Income	**Year 1**	**Year 2**	**Year 3**	**Year 4**	**Year 5**
ASIC	$2,769,939	$3,795,879	$5,442,909	$7,860,909	$11,419,089
Hosting	$60,000	$60,000	$60,000	$60,000	$60,000
Total	**$2,829,939**	**$3,855,879**	**$5,502,909**	**$7,920,909**	**$11,479,089**
Expenses					
Electricity	$1,072,234	$1,525,114	$2,162,674	$3,098,674	$4,476,034
Rent	$126,000	$126,000	$126,000	$126,000	$126,000
Security	$3,000	$3,000	$3,000	$3,000	$3,000
Maintenance	$10,000	$10,000	$10,000	$10,000	$10,000
Payroll	$0	$75,000	$200,000	$300,000	$400,000
Total	**$1,211,234**	**$1,739,114**	**$2,501,674**	**$3,537,674**	**$5,015,034**
Gross Income	$1,618,704	$2,116,764	$3,001,234	$4,383,234	$6,464,054
Equipment Purchases	$1,274,000	$1,648,000	$2,344,000	$3,410,000	$5,054,000
EBITDA	**$344,704**	**$468,764**	**$657,234**	**$973,234**	**$1,410,054**
Investor Interest	$339,541	454,153	656,047	952,447	1,388,611

EXHIBIT B: FORM OF CONVERTIBLE CALLABLE PROMISSORY NOTE

FORM OF CONVERTIBLE CALLABLE PROMISSORY NOTE

NEITHER THE ISSUANCE AND SALE OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE NOR THE SECURITIES INTO WHICH THESE SECURITIES ARE CONVERTIBLE HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR APPLICABLE STATE SECURITIES LAWS. THE SECURITIES MAY NOT BE OFFERED FOR SALE, SOLD, TRANSFERRED OR ASSIGNED (I) IN THE ABSENCE OF (A) AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR (B) AN OPINION OF COUNSEL TO THE HOLDER (IF REQUESTED BY THE COMPANY), IN A FORM REASONABLY ACCEPTABLE TO THE COMPANY, THAT REGISTRATION IS NOT REQUIRED UNDER SAID ACT OR (II) UNLESS SOLD OR ELIGIBLE TO BE SOLD PURSUANT TO RULE 144 UNDER SAID ACT. NOTWITHSTANDING THE FOREGOING, THE SECURITIES MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT OR OTHER LOAN OR FINANCING ARRANGEMENT SECURED BY THE SECURITIES. ANY TRANSFEREE OF THIS PROMISSORY NOTE SHOULD CAREFULLY REVIEW THE TERMS OF THIS PROMISSORY NOTE.

LIQUID MINING, INC.

CONVERTIBLE PROMISSORY NOTE

Issuance Date: March [___], 2022   Original Principal Amount: U.S. $[♦]

FOR VALUE RECEIVED, Liquid Mining, Inc., a Florida corporation (the "**Company**" or "**Maker**"), hereby promises to pay to the order of [_____] or its registered assigns ("**Holder**") the amount set out above as the Original Principal Amount (as reduced, increased or otherwise adjusted pursuant to the terms hereof pursuant to conversion or otherwise, the "**Principal**") when due upon the Maturity Date (as defined below), or otherwise (in each case in accordance with the terms hereof) and to pay interest ("**Interest**") on any outstanding Principal at the applicable Interest Rate from the date set out above as the Issuance Date (the "**Issuance Date**") until the same becomes due and payable, whether upon the Maturity Date, acceleration, conversion or otherwise (in each case in accordance with the terms hereof). This Convertible Promissory Note (including any Notes issued in exchange, transfer or replacement hereof solely to the extent permitted in accordance with the terms hereof, this "**Promissory Note**") is one of an issue of promissory notes issued pursuant to the Subscription Agreement on the Initial Closing Date (collectively, the "**Other Promissory Notes**") and such other Promissory Notes, if any, that shall have been issued pursuant to the Subscription Agreement on one or more Additional Closing Dates, each of which is not the Issuance Date (collectively, the "**Additional Promissory Notes**" and, collectively with the Promissory Note and the Other Promissory Notes, the "**Promissory Notes**") the total of which shall be the "**Aggregate Note Amount**". Unless specifically stated otherwise, each Holder is acting individually and not as a group or shareholder block. Certain capitalized terms used herein are defined in Section 21 or defined in the Subscription Agreement.

1.   PAYMENTS OF PRINCIPAL AND INTEREST. On the tenth (10th) anniversary of the Initial Closing (the "**Maturity Date**"), the Company shall, except if elected otherwise by Holder

pursuant to Section 3 upon the Maturity Date, pay to the Holder an amount in cash representing all the outstanding Principal, accrued and unpaid Interest and accrued and unpaid late charges on such Principal and Interest (collectively, the "**Full Note Amount**"). The Company may not prepay any portion of the Promissory Note without the prior written consent of Holder. Notwithstanding the foregoing, the Holder may surrender the Note for payment of the Full Note Amount on the third (3rd) anniversary of the Initial Closing and each anniversary thereafter by giving written notice to the Company not less than twenty (20) days nor more than ninety (90) days before such anniversary.

2.   INTEREST; INTEREST RATE.

(a)   Interest on this Promissory Note shall commence accruing on the Issuance Date and shall be computed annually on the basis of a 365-day year for the actual number of days elapsed since the Issuance Date through the end of each successive calendar quarter at the rate of ten percent (10%) per annum (the "Interest Rate"). Interest shall be payable within ten (10) business days following the end of each successive calendar quarter.

(b) Interest on this Promissory Note shall accrue at the Interest Rate or the maximum rate permissible by law, whichever is less. From and after the occurrence and during the continuance of any Event of Default, the Interest Rate shall automatically be increased to eighteen percent (18.0%) or the maximum rate permissible by law, whichever is less. In the event that such Event of Default is subsequently cured, the adjustment referred to in the preceding sentence shall cease to be effective as of the calendar day immediately following the date of such cure; provided that the Interest as calculated and unpaid at such increased rate during the continuance of such Event of Default shall continue to apply to the extent relating to the days after the occurrence of such Event of Default through and including the date of such cure of such Event of Default. The Company shall pay any and all stamp, issuance and similar taxes that may be payable with respect to the issuance and delivery of Interest Shares.

(c) At the option of the Holder, Interest on this Promissory Note shall accrue at the Interest Rate and be payable by way of inclusion of the Interest in the Conversion Amount on each Conversion Date or other Interest Conversion Date in accordance herewith. The Holder may elect to accrue interest by giving not less than twenty (20) days written notice to the Company to be effective on the first day of the calendar quarter following receipt of such notice.

(d) Additional interest shall be payable by the Company based on the following formula:

((#ASICs * Hash Rate * \$/TH Rate*30)-(Rent+Utilitites+Electric)*.20)*(Investor \$'s/Farm Pool \$'s)

For example, if the Investor Aggregate Note is \$3,000,000 Pool: Rent \$10,500, Utilities \$1,000 & Electric (varies with number of ASICs)
For a \$150,000 Note Holder:
Hash Rate = 150
\$/TH Rate = \$0.25/day

((220 x 150 x $.25 x 30)-($10,500+$1,000+$110,800)) x .20 x($150,000/$3,000,000)

$25,040 x .05 = $1252 Initial interest earned first month

$1,252 x 12 = $15,024 First month interest multiplied by 12 months for 1 year's interest

$15,024/$150,000 = 10% Interest rate earned first year without any growth in farm.

The highlighted yellow is the investors contributed amount, when divided by the Farm Pool Dollars equals percentage of farm income earned. This percentage remains constant as the farm grows but the income should increase with increasing Hash Rate.

Provided, however, that under no circumstances shall the aggregate amount of interest paid by the Company exceed the amount allowed by applicable law.

3.   CONVERSION OF PROMISSORY NOTE. This Promissory Note shall be convertible into validly issued, fully paid and non-assessable shares of New Stock, on the terms and conditions set forth in this Section 3.

3.1   Conversion Right. Subject to the provisions of this Section 3, the Holder shall be entitled to convert up to a maximum of the then-outstanding Full Note Amount into validly issued, fully paid and non-assessable shares of New Stock at the Conversion Price and otherwise in accordance with this Section 3. The conversion may take place wholly or partially with respect to all or any portion of the Full Note Amount at any time on or at any time after December 31, 2025 and before the Maturity Date, in each case in the sole and absolute discretion of the Holder. The Company shall not issue any fraction of a share of New Stock upon any conversion. If the issuance would result in the issuance of a fraction of a share of New Stock, the Company shall round such fraction of a share of New Stock up to the nearest whole share. The Company shall pay any and all stamp, issuance and similar taxes that may be payable with respect to the issuance and delivery of New Stock upon conversion of any Conversion Amount.

3.2   Conversion Price. The number of shares of New Stock issuable in respect of, and upon conversion of, any Conversion Amount pursuant to Section 3(a) shall be determined by dividing the Conversion Amount by the Conversion Price. The actual Conversion Price per share shall be determined as follows:

The Aggregate Note Amount shall be convertible into a number of shares of Common Stock equal to the quotient of the Aggregate Note Amount divided by \ the price per share of Common Stock offered to the public in the Qualified Offering (the "*IPO Price*") less twenty percent (20%).

(a)   Mechanics of Conversion.
(i)   Optional Conversion. To convert any Conversion Amount into shares of New Stock on any date after a Qualify Offering (each, a **"Conversion Date"**), the Holder shall deliver, pursuant to Section 20, for receipt by the Company on or prior to 5:30 p.m., Central Time on

such Conversion Date, a copy of an executed notice of conversion in the form attached hereto as Exhibit I (the **"Conversion Notice"**) to the Company. Conversion hereunder shall have the effect of reducing the then-outstanding Full Note Amount by the applicable Conversion Amount. No later than three (3) Business Days after each Conversion Date (the **"Share Delivery Date"**), Company shall cause to be delivered to the Holder a certificate or certificates representing the New Shares representing the full number of New Shares acquired upon the applicable conversion pursuant to the Conversion Notice.

(ii)   Registration; Book-Entry. The Company shall maintain a register (the **"Register"**) for the recordation of the names and addresses of the holders of the Promissory Notes and the principal amount of the Promissory Notes held by such holders (the **"Registered Promissory Notes"**). The entries in the Register shall be conclusive and binding for all purposes absent manifest error. The Company and the holders of the Promissory Notes shall treat each Person whose name is recorded in the Register as the owner of a Promissory Note for all purposes (including, without limitation, the right to receive payments of Principal and Interest thereunder) notwithstanding notice to the contrary (without limiting the Company's obligations pursuant to this Section 3(c)(iii)). Subject to compliance with applicable securities laws, a Registered Promissory Note may be assigned, transferred or sold in whole or in part only by registration of such assignment or sale on the Register. Upon its receipt of a written request to assign, transfer or sell all or part of any Registered Promissory Note by the holder thereof, the Company shall record the information contained therein in the Register and issue one or more new Registered Promissory Notes in the same aggregate Full Note Amount of the surrendered Registered Promissory Note to the designated assignee or transferee pursuant herewith, provided that if the Company does not so record an assignment, transfer or sale (as the case may be) of all or part of any Registered Promissory Note within five (5) Business Days of its receipt of such a request, then the Register shall be automatically updated to reflect such assignment, transfer or sale (as the case may be). Notwithstanding anything to the contrary set forth in this Section 3, following conversion of any portion of this Promissory Note in accordance with the terms hereof, the Holder shall not be required to physically surrender this Promissory Note to the Company unless (A) the Full Note Amount represented by this Promissory Note is converted (in which event this Promissory Note shall be delivered to the Company following conversion thereof as contemplated by Section 3(c)(i)) or (B) the Holder has provided the Company with prior written notice (which notice may be included in a Conversion Notice) requesting reissuance of this Promissory Note upon physical surrender of this Promissory Note. The Holder and the Company shall maintain records showing the Principal, Interest and late charges converted and/or paid (as the case may be) and the dates of such conversions and/or payments (as the case may be) or shall use such other method, reasonably satisfactory to the Holder and the Company, so as not to require physical surrender of this Promissory Note upon conversion.

(iii)   Pro Rata Conversion; Disputes. In the event that the Company receives a Conversion Notice from more than one holder of the Promissory Notes for the same Conversion Date and the Company can convert some, but not all, of such portions of the Promissory Notes submitted for conversion, the Company, subject to Section 3(d), shall convert from each holder of the Promissory Notes electing to convert on such date, a pro rata amount of such holder's portion of the Promissory Notes submitted for conversion based on the principal amount of the Promissory Notes submitted for conversion on such date by such holder relative to the aggregate principal amount of all of the Promissory Notes submitted for conversion on such date. In the event of a dispute as to the number of shares of New Stock issuable to the Holder in connection with a conversion of this Promissory Note, the Company shall issue to the Holder the number of shares of New Stock not in dispute and resolve such dispute in accordance herewith.

d) <u>Limitations on Conversions</u>. Notwithstanding anything to the contrary contained in this Promissory Note, this Promissory Note shall not be convertible by the Holder hereof, and the Company shall not affect any conversion of this Promissory Note or otherwise issue any shares of New Stock pursuant hereto, to the extent (but only to the extent) that, after giving effect to such conversion or other share issuance hereunder, the Holder or any of its Affiliates would beneficially own in excess of 9.99% (the "**Maximum Percentage**") of the Common Stock (calculated on an as-converted, fully-diluted basis assuming full conversion or exercise of all Common Stock Equivalents then outstanding other than the Promissory Notes). To the extent the above limitation applies, the determination of whether this Promissory Note shall be convertible (vis-à-vis other convertible, exercisable or exchangeable securities owned by the Holder or any of its Affiliates) and of which such securities shall be convertible, exercisable or exchangeable (as among all such securities owned by the Holder and its Affiliates) shall, subject to the Maximum Percentage limitation, be determined on the basis of the first submission to the Company for conversion, exercise or exchange (as the case may be). No prior inability to convert this Promissory Note, or to issue shares of New Stock, pursuant to this paragraph shall have any effect on the applicability of the provisions of this paragraph with respect to any subsequent determination of convertibility. For purposes of this paragraph, beneficial ownership and all determinations and calculations (including, without limitation, with respect to calculations of percentage ownership) shall be determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended (the "**1934 Act**") and the rules and regulations promulgated thereunder. The provisions of this paragraph shall be implemented in a manner otherwise than in strict conformity with the terms of this paragraph to correct this paragraph (or any portion hereof) which may be defective or inconsistent with the intended Maximum Percentage limitation herein contained or to make changes or supplements necessary or desirable to properly give effect to the Maximum Percentage limitation. The limitations contained in this paragraph shall apply to a successor Holder of this Promissory Note. The holders of Common Stock shall be third party beneficiaries of this paragraph and the Company may not waive this paragraph without the consent of holders of a majority of its Common Stock. For any reason at any time, upon the written or oral request of the Holder, the Company shall within one (1) Business Day confirm orally and in writing to the Holder the number of shares of Common Stock then outstanding, including by virtue of any prior conversion or exercise of convertible or exercisable securities into Common Stock, including, without limitation, pursuant to this Promissory Note or securities issued pursuant to the Subscription Agreement. By written notice to the Company, any Holder may increase or decrease the Maximum Percentage to any other percentage not in excess of 9.99% specified in such notice; provided that (i) any such increase will not be effective until the 61st day after such notice is delivered to the Company, and (ii) any such increase or decrease will apply only to the Holder sending such notice and not to any other holder of the Promissory Notes.

e.) <u>Mandatory Conversion or Cancellation.</u> In the event that the Company completes a Qualifying Offering, the Company may at anytime thereafter call any outstanding Notes for either cancellation by payment of the Full Note Amount or compel conversion into New Stock on the same terms as voluntary Conversion set forth in Section 3, above.

(f) Compliance with Applicable Law. Any Conversion, whether voluntary or Mandatory, is expressly contingent upon registration or exemption from registration under applicable state and federal securities laws. The Company shall bear any expense in connection with such securities law compliance.

4. EVENT OF DEFAULT.

(a) **"Event of Default"**, wherever used herein, means any one of the following events (whatever the reason and whether it shall be voluntary or involuntary or effected by operation of law or pursuant to any judgment, decree or order of any court, or any order, rule or regulation of any administrative or governmental body):

(i) any default in the payment of the Principal, or the Interest, as and when the same shall become due and payable, for which there will be no cure period;

(ii) Maker shall fail to observe or perform any obligation or shall breach any term or provision of this Promissory Note and such failure or breach shall not have been remedied within ten (10) Business Days after the date on which notice of such failure or breach shall have been delivered (other than those occurrences described in other provisions of this Section 4 for which a different grace or cure period is specified, or for which no cure period is specified and which constitute immediate Events of Default);

(iii) Maker shall fail to observe or perform any of its material obligations owed to the Holder or any other material covenant, agreement, representation or warranty contained in, or otherwise commit any material breach hereunder or in any other transaction document executed in connection herewith, including the Subscription Agreement, and such failure or breach shall not have been remedied within ten (10) Business Days after the date on which notice of such failure or breach shall have been delivered (other than those occurrences described in other provisions of this Section 4 for which a different grace or cure period is specified, or for which no cure period is specified and which constitute immediate Events of Default);

(iv) Maker shall commence, or there shall be commenced against the Maker, a case under any applicable bankruptcy or insolvency laws as now or hereafter in effect or any successor thereto, or the Maker commences any other proceeding under any reorganization, arrangement, adjustment of debt, relief of debtors, dissolution, insolvency or liquidation or similar law of any jurisdiction whether now or hereafter in effect relating to the Maker, or there is commenced against the Maker any such bankruptcy, insolvency or other proceeding which remains undismissed for a period of sixty (60) days; or Maker is adjudicated insolvent or bankrupt; or any order of relief or other order approving any such case or proceeding is entered; or Maker suffers any appointment of any custodian or the like for it or any substantial part of its property which continues undischarged or unstayed for a period of sixty (60) days; or Maker makes a general assignment for the benefit of creditors; or Maker shall fail to pay, or shall state that it is unable to pay, or shall be unable to pay, its debts generally as they become due; or Maker shall call a meeting of its creditors with a view to arranging a composition, adjustment or restructuring of its debts; or Maker shall by any act or failure to act expressly indicate its consent to, approval of or acquiescence in any of the foregoing; or any corporate or other action is taken by Maker for the purpose of effecting any of the foregoing;

(b)   If any Event of Default occurs, the Full Note Amount shall become, at the election of the Holder, immediately due and payable in cash.

(c)   The Holder need not provide, and Maker hereby waives, any presentment, demand, protest or other notice of any kind, and the Holder may immediately and without expiration of any grace period enforce any and all of its rights and remedies hereunder and all other remedies available to it under applicable law. Such declaration may be rescinded and annulled by the Holder at any time prior to payment hereunder. No such rescission or annulment shall affect any subsequent Event of Default or impair any right consequent thereon.

5. COVENANTS. So long as any portion of the Full Note Amount remains outstanding, Maker will not directly or indirectly, without the consent of the Holder:

(a) fail to continue to engage in business of the same general type as now conducted by it and to preserve, renew and keep in full force and effect, its corporate existence and its assets, rights, privileges and franchises to the extent necessary or desirable in the normal conduct of business;
(b) fail to comply in all material respects with all applicable laws, ordinances, rules, regulations, decisions, orders and requirements of governmental authorities;
(c) use the proceeds from the sale of the Promissory Notes for any purpose other than those set forth in the Private Placement Memorandum issued in connection with the sale of the Promissory Notes; or
(d) fail to keep proper books of record and account in which full, true and correct entries are made of all dealings and transactions in relation to its business and activities.
(e) allow its personal property purchased with proceeds from the Promissory Notes is Offering to be subject to liens or encumbrances.

6. ADJUSTMENTS.
(a) Adjustment of Conversion Price upon Subdivision or Combination of Common Stock. Without limiting any provision herewith, if the Company at any time on or after the Issuance Date subdivides (by any stock split, stock dividend, stock combination, recapitalization or other similar transaction) one or more classes of its outstanding shares of Common Stock or other stock into a greater number of shares, the Conversion Price in effect immediately prior to such subdivision will be proportionately reduced. Without limiting any provision herewith, if the Company at any time on or after the Issuance Date combines (by any stock split, stock dividend, stock combination, recapitalization or other similar transaction) one or more classes of its outstanding shares of Common Stock or other stock into a smaller number of shares, the Conversion Price in effect immediately prior to such combination will be proportionately increased. Any adjustment pursuant to this Section 6(a) shall become effective immediately after the effective date of such subdivision or combination. If any event requiring an adjustment under this Section 7(a) occurs during the period that a Conversion Price is calculated hereunder, then the calculation of such Conversion Price shall be adjusted appropriately to reflect such event.
(b) Calculations. All calculations under this Section 6 shall be made by rounding to the nearest cent or the nearest 1/100th of a share, as applicable. The number of shares of Common Stock outstanding at any given time shall not include shares owned or held by or for the account

of the Company, and the disposition of any such shares shall be considered an issue or sale of Common Stock.

7.   NO WAIVER OF THE HOLDER'S RIGHTS. All payments of Principal and Interest shall be made without setoff, deduction or counterclaim. No delay or failure on the part of the Holder in exercising any of its options, powers or rights, nor any partial or single exercise of its options, powers or rights shall constitute a waiver thereof or of any other option, power or right, and no waiver on the part of the Holder of any of its options, powers or rights shall constitute a waiver of any other option, power or right. Maker hereby waives presentment of payment, protest, and all notices or demands in connection with the delivery, acceptance, performance, default or endorsement of this Note. Acceptance by the Holder of less than the full amount due and payable hereunder shall in no way limit the right of the Holder to require full payment of all sums due and payable hereunder in accordance with the terms hereof.

8.   REDEMPTION, PRE-PAYMENT. This Promissory Note is not redeemable prior to the Maturity Date. The Company may not pre-pay the Promissory Note without the prior written consent of the Holder.

9.   VOTING RIGHTS. The Holder shall have no voting rights as the holder of this Promissory Note, except as required by law.

10.   SECURITY. The obligation of the Company under this Promissory Note are not secured. The Holder shall have rights in this respect pari passu with the Company's senior most unsecured debt issued after the Issuance Date.

11.   AMENDING THE TERMS OF THIS PROMISSORY NOTE. The prior written consent of the Holder shall be required for any change, modification or amendment to this Promissory Note. No consideration shall be offered or paid to the Holder to amend or consent to a waiver or modification of any provision of this Promissory Note unless the same consideration is also offered to all of the holders of the Promissory Notes. The Holder shall be entitled, at its option, to the benefit of any amendment to any of the Promissory Notes.

12.   TRANSFER. Subject to compliance with applicable securities laws, this Promissory Note and any shares of New Stock issued upon conversion of this Promissory Note may be offered, sold, assigned or transferred by the Holder without the consent of the Company.

13.   REISSUANCE OF THIS PROMISSORY NOTE.

 (a) Transfer. If this Promissory Note is to be transferred, the Holder shall surrender this Promissory Note to the Company, whereupon the Company will forthwith issue and deliver upon the order of the Holder a new Promissory Note (in accordance herewith), registered as the Holder may request, representing the outstanding Principal being transferred by the Holder and, if less than the entire outstanding Principal is being transferred, a new Promissory Note (in accordance herewith) to the Holder representing the outstanding Principal not being transferred. The Holder and any assignee, by acceptance of this Promissory Note, acknowledge and agree that, by reason of the provisions herewith following conversion or redemption of any portion of this Promissory

Note, the outstanding Principal represented by this Promissory Note may be less than the Principal stated on the face of this Promissory Note.

(b) <u>Lost, Stolen or Mutilated Promissory Note</u>. Upon receipt by the Company of evidence reasonably satisfactory to the Company of the loss, theft, destruction or mutilation of this Promissory Note (as to which a written certification and the indemnification contemplated below shall suffice as such evidence), and, in the case of loss, theft or destruction, of any indemnification undertaking by the Holder to the Company in customary and reasonable form and, in the case of mutilation, upon surrender and cancellation of this Promissory Note, the Company shall execute and deliver to the Holder a new Promissory Note (in accordance with Section 13(c)) representing the outstanding Principal.

(c <u>Issuance of New Promissory Note</u>. Whenever the Company is required to issue a new Promissory Note pursuant to the terms of this Promissory Note, such new Promissory Note (i) shall be of like tenor with this Promissory Note, (ii) shall represent, as indicated on the face of such new Promissory Note, the Principal remaining outstanding (or in the case of a new Promissory Note being issued pursuant to Section 13(a), the Principal designated by the Holder which, when added to the principal represented by the other new Promissory Note issued in connection with such issuance, does not exceed the Principal remaining outstanding under this Promissory Note immediately prior to such issuance of new Promissory Note), (iii) shall have an issuance date, as indicated on the face of such new Promissory Note, which is the same as the Issuance Date of this Promissory Note, (iv) shall have the same rights and conditions as this Promissory Note, and (v) shall represent accrued and unpaid Interest and late charges on the Principal and Interest of this Promissory Note, from the Issuance Date.

14.<u>CUMULATIVE RIGHTS AND REMEDIES; USURY</u>. The rights and remedies of the Holder expressed herein are cumulative and not exclusive of any rights and remedies otherwise available under this Promissory Note, or applicable law (including at equity). The election of the Holder to avail itself of any one or more remedies shall not be a bar to any other available remedies, which Maker agrees the Holder may take from time to time. If it shall be found that any Interest due hereunder shall violate applicable laws governing usury, the applicable Interest Rate due hereunder shall be reduced to the maximum permitted rate of interest under such laws.

15. <u>GOVERNING LAW</u>. All questions concerning the construction, validity, enforcement and interpretation of this Promissory Note shall be governed by and construed and enforced in accordance with the internal laws of the State of Florida, without regard to the principles of conflicts of law thereof. Each of the Maker and the Holder agree that all legal proceedings concerning the interpretations, enforcement and defense of this Promissory Note shall be commenced in the state and federal courts sitting in Duval County Florida (the **"Florida Courts"**). Each of the Maker and the Holder hereby irrevocably submit to the exclusive jurisdiction of the Florida Courts for the adjudication of any dispute hereunder (including with respect to the enforcement of this Promissory Note), and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is improper. Each of Maker and the Holder hereby irrevocably waive personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery) to the other at the address in effect for notices to it under this Promissory Note and agrees that such service shall constitute

good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. Each of Maker and the Holder hereby irrevocably waives, to the fullest extent permitted by applicable law, any and all right to trial by jury in any legal proceeding arising out of or relating to this Promissory Note or the transactions contemplated hereby.

15.   <u>REQUIRED NOTICE TO THE HOLDER</u>. The Holder is to be notified by Maker, within three (3) Business Days, in accordance with the notice provisions in the Subscription Agreement, of the existence or occurrence, of any Event of Default.

16.   <u>PAYMENT OF COLLECTION, ENFORCEMENT AND OTHER COSTS</u>. If (a) this Promissory Note is placed in the hands of an attorney for collection or enforcement or is collected or enforced through any legal proceeding or the Holder otherwise takes action to collect amounts due under this Promissory Note or to enforce the provisions of this Promissory Note, or (b) there occurs any bankruptcy, reorganization, receivership of the Company or other proceedings affecting Company creditors' rights and involving a claim under this Promissory Note, then the Company shall pay the costs incurred by the Holder for such collection, enforcement or action or in connection with such bankruptcy, reorganization, receivership or other proceeding, including, without limitation, attorneys' fees and disbursements.

17.   <u>CONSTRUCTION; HEADINGS</u>. This Promissory Note shall be deemed to be jointly drafted by the Company and the Holder and shall not be construed against any Person as the drafter hereof. The headings of this Promissory Note are for convenience of reference and shall not form part of, or affect the interpretation of, this Promissory Note. Terms used in this Promissory Note but defined in the other Transaction Documents shall have the meanings ascribed to such terms on the Issuance Date in such other Transaction Documents unless otherwise consented to in writing by the Holder.

18.   <u>NOTICES</u>. Any and all notices or other communications or deliveries to be provided by the Holder hereunder, including, without limitation, any Notice of Conversion, shall be in writing and delivered, by electronic mail, or sent by a nationally recognized overnight courier service, addressed to the Company, at the address set forth on the signature page, or such other address as the Company may specify for such purposes by notice to the Holder delivered in accordance with this Section 18. Any and all notices or other communications or deliveries to be provided by the Company hereunder shall be in writing and delivered, by email, or sent by a nationally recognized overnight courier service addressed to each Holder at the facsimile number or address of the Holder appearing on the books of the Company, or if no such facsimile number or address appears on the books of the Company, at the principal place of business of such Holder, as set forth in the Subscription Agreement. Any notice or other communication or deliveries hereunder shall be deemed given and effective on the earliest of (i) the date of transmission, if such notice or communication is delivered via email at the address set forth on the signature pages attached hereto at or prior to 5:30 p.m. (EST) on any date, (ii) the next Business Day after the date of transmission, if such notice or communication is delivered via email at the address set forth on the signature pages attached hereto on a day that is not a Business Day or later than 5:30 p.m. (EST) on any Business Day, (iii) the second Business Day following the date of mailing, if sent by U.S. nationally recognized overnight courier service or (iv) upon actual receipt by the party to whom such notice is required to be given.

19. <u>CERTAIN DEFINITIONS</u>. For purposes of this Promissory Note, the following terms shall have the following meanings:

(a) **"Affiliate"** means, as applied to any person, (a) any other person directly or indirectly controlling, controlled by or under common control with that person, (b) any other person that owns or controls 10% or more of any class of equity securities (including any equity securities issuable upon the exercise of any option or convertible security) of that person or any of its Affiliates, or (c) any director, partner, officer, manager, agent, employee or relative of such person. For the purposes of this definition, "control" (including with correlative meanings, the terms "controlling," "controlled by," and "under common control with"), as applied to any person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of that person, whether through ownership of voting securities or by contract or otherwise.

(b) **"Business Day"** means any day other than Saturday, Sunday or other day on which commercial banks in Palm Beach County, Florida are authorized or required by law to remain closed.

(c) **"Ceiling"** means $3,000,000; provided, that if the Company, at any time after the Issuance Date issues any convertible debt securities having a "ceiling" or "cap" that is less than $3,000,000, the Ceiling means such lower "ceiling" or "cap."

(d) **"Closing Date"** means, collectively, the Initial Closing Date and all Additional Closing Dates, if any.

(e) **"Common Stock"** means (i) the Company's shares of common stock, $0.001 par value per share, and (ii) any capital stock into which such common stock shall, at the applicable time, have been changed or any share capital resulting from a reclassification of such common stock.

(f) **"Common Stock Equivalents"** means any securities of the Company or the Subsidiary which would entitle the holder thereof to acquire at any time Common Stock, including, without limitation, any debt, preferred stock, rights, options, warrants or other instrument that is at any time convertible into or exercisable or exchangeable for, or otherwise entitles the holder thereof to receive, Common Stock.

(g) **"Conversion Amount"** means the portion of the Full Note Amount to be converted or with respect to which any determination is being made under this Note.

(h) **"Conversion Price"** means the per-share price calculated by dividing the Conversion Numerator by the Conversion Denominator, as per Section 3(b); provided however, if after a Qualified Offering the Company completes an offering for funding of its Common Stock or Common Stock Equivalents that convert to Common Stock at a price lower than the Conversion Price then in effect, the Conversion Price shall be reset to that lower price.

(i) **"Initial Closing Date"** shall have the meaning set forth in the Subscription Agreement.

(j) **"Interest Rate"** means ten percent (10.00%) per annum, according to the terms and conditions of Section 2, as may be adjusted from time to time in accordance with Section 2.

(k) "**New Stock**" means shares of (i) Common Stock if the investors in the Qualified Offering receive Common Stock.

(l)"**Qualified Offering**" means the first issuance of New Stock after the Closing Date, which results in gross proceeds to the Company of at least $5.0 million. (l) **"Person"** means an individual, a limited liability company, a partnership, a joint venture, a corporation, a trust, an unincorporated organization, any other entity or a government or any department or agency thereof.

(m) "**Qualified Offering**" means the first issuance of New Stock after the Closing Date, which results in gross proceeds to the Company of at least $5.0 million.

(n) **"SEC"** means the United States Securities and Exchange Commission or the successor thereto.

(o) **"Subscription Agreement"** means that certain subscription agreement, dated as of the Issuance Date, by and among the Company and the initial holders of the Promissory Notes pursuant to which the Company issued the Promissory Notes and certain share purchase warrants, as may be amended from time to time

IN WITNESS WHEREOF, the Company has caused this Promissory Note to be duly executed as of the Issuance Date set out above.

LIQUID MINING, INC.

By:

    Joseph E. Dwyer, Chief Executive Officer

HOLDER

_____
Name:

Address:

_____

_____

_____

[Signature Page to Promissory Note]

EXHIBIT B: PROMISSORY NOTE CONTINUED

EXHIBIT I

LIQUID MINING

CONVERSION NOTICE

Reference is made to the Promissory Note (the **"Promissory Note"**) issued to the undersigned by Liquid Mining, Inc., a Florida corporation (the "**Company**"). In accordance with and pursuant to the Promissory Note, the undersigned hereby elects to convert the Conversion Amount (as defined in the Promissory Note) of the Promissory Note indicated below into shares of New Stock, $.001 par value per share, as of the date specified below. Capitalized terms not defined herein shall have their respective meanings as set forth in the Promissory Note.

Date of Conversion:

Aggregate Principal to be converted:

Aggregate accrued and unpaid Interest and accrued and unpaid late fees with respect to such portion of the aggregate Principal and such aggregate Interest to be converted:

AGGREGATE CONVERSION AMOUNT TO BE CONVERTED:

Please confirm the following information:

Conversion Price:

Type and Number of shares of New Stock to be issued:

Please issue the New Stock into which the Promissory Note is being converted in the following name and to the following address:

Issue to:

Facsimile Number:

Holder:

By:

Title:

Dated>

EXHIBIT C: FORWARD BUSINESS PLANS



Business Plan

Introduction:

Liquid Mining Inc. ("LMI") is a corporation organized in the State of FL whose business includes the mining of digital assets, blockchain infrastructure, and mining hardware hosting. LMI believes that the growth of these separate businesses will continue at above-normal growth rates for the foreseeable future.

LMI leases 15,000 square feet of space with an option on an additional 60,000 sf with an option to purchase the entire 75,000 sf. The building has over 20,000 amps of power, equivalent to 10 megawatts. The power is sufficient for over 3,000 units which would generate at today's price of Bitcoin over $1.9 million per month.

LMI is conducting an initial $3 million offering round to grow the company's net income to $250,000 per month, at which point the company expects to have a $30-$50 million valuation. LMI intends to do two additional capital raises over the next twenty-four months to reach $2 million in net revenue per month. At this point, LMI anticipates a valuation of $200 to $400 million, at which point it will seek a liquidity event through a public offering, merger, or sale.

What is the Opportunity?:

The global blockchain technology market size is expected to reach USD $394.60 billion by 2028, according to a new report by Grand View Research, Inc. Blockchain is projected to expand at a CAGR of 82.4% from 2021 to 2028. The growth can be attributed to the increasing number of merchants, nations, and individuals accepting cryptocurrency. In addition, the growing interest of financial institutions in blockchain technology is also driving market growth. Bitcoin was the first blockchain that utilized a distributed ledger to negate the need for an intermediary to validate transactions.



Finally, demand for Bitcoin is increasing while the supply of Bitcoin reduces every four years; the reduction is called a halving. In 2024 the current block reward of 6.25 coins for Bitcoin will be reduced to 3.125 coins. The following charts show Bitcoin Inflation vs. Time and The Halving of Bitcoin and how the price has reacted thus far:

Remainder of page Intentionally Blank









Please note that the second chart does not include 2021 which saw the price of bitcoin reach $68,900. This would move the line of the graph through the top of the chart.



Investments in blockchain by leading banks and other financial institutions have led to various advancements in technology, thereby improving efficiency. The technology is anticipated to reshape the banking and financial sector by bringing a new age of efficiency. Other factors contributing to the high adoption of blockchain technology include eradicating the need for authenticating transaction processes, reduction of error rates, elimination of reconciliation, and facilitation of faster settlement.

Many other industries will be impacted by blockchain including healthcare, legal, voting, IoT, cyber security, data management, currency transactions, inventory, supply chain, logistics, digital media, music, art, real estate, government benefits, and much more.

Retail stores are increasingly adopting blockchain technology to seamlessly handle business relations and supply chains. For instance, in October 2019, Walmart started piloting blockchain technology to track shrimp exports from Indian farmers to an overseas retailer. This shrimp supply chain, backed by blockchain technology, helped improve the quality of products for compliance purposes.

As blockchain is incorporated into more and more commercial and industrial companies, the acceptance of blockchain and related technologies will increase. Paypal now makes purchasing Bitcoin available to all its users, Walmart plans to make Bitcoin purchases available at all of it's locations, AMC is accepting digital currency, Mastercard is creating a Bitcoin card, El Salvador has made Bitcoin its reserve currency.

When the Internet was in its early stages, there were very few users, and the majority of people didn't see any need for the Internet. AOL started sending CDs to users in 1992 and reached 1 million users in 1995. It's hard to imagine a world without the Internet today. It has changed the way people and industry communicate, store and transfer data, and operate businesses. Blockchain is expected to have an even more significant impact in the future.



LMI operates a mining and hosting operation in Pontiac, MI, and intends to grow that facility to scale up mining operations, manage blockchain nodes and host blockchain servers. LMI is currently mining Bitcoin, Etherum, and other coins to a lesser extent.

Background on Blockchain:

The primary innovation of blockchain is that it guarantees the fidelity and security of a record of data and generates trust without the need for a trusted third party. A critical difference between a typical database and a blockchain is how the data is structured. A blockchain collects information together in groups, known as "blocks" that hold sets of information. Blocks have specific storage capacities and, when filled, are closed and linked to the previously served block, forming a chain of data known as the "blockchain." All new information that follows that freshly added block is compiled into a newly formed block and added to the chain once filled.

A database usually structures its data into tables, whereas a blockchain, like its name implies, structures its data into chunks (blocks) that are strung together. This data structure inherently makes an irreversible timeline of data when implemented in a decentralized nature. When a block is filled, it is set in stone and becomes a part of this timeline. Each block in the chain is given an exact timestamp when added to the blockchain. The blockchain is then distributed across its ledger so that all nodes have an exact copy of the blockchain. Because the blockchain data is distributed in hashed chunks across the network it would be meaningless if someone were to get a piece of a block. There wouldn't be enough information to make any sense of it. This is what makes a blockchain immutable, or unchangeable.

What are Digital Assets?:

Digital assets are electronic files of data that can be owned and transferred by individuals and used as a currency to make transactions or as a way of storing intangible content — such as computerized artworks, video, or contract documents.



Cryptocurrencies, such as Bitcoin, so-called asset-backed stablecoins, such as Tether, and non-fungible tokens — certificates of ownership of original digital media — are all examples of digital assets. [1]

Why blockchain is Essential:

Business runs on information. The faster it's received and the more accurate it is, the better. Blockchain is ideal for delivering that information because it provides immediate, shared, and utterly transparent information stored on an immutable ledger that can be accessed only by permissioned network members. A blockchain network can track orders, payments, accounts, production, and much more. And because members share a single view of the truth, you can see all details of a transaction end to end, giving you greater confidence, as well as new efficiencies and opportunities. [2]

What is Blockchain Hosting?:

When blockchain technology is used to hold information, the information being stored ends up being shredded or chopped up into tiny pieces, which are then distributed across various recipients or nodes. Data storage, therefore, works in the same manner as its distributed ledger system. The fact that the data ends up in numerous nodes means that it is breach-proof.

The above implies that even if a hacker were able to access a specific piece of information, they would not be able to make any sense of it since the data itself would be encrypted. In addition, the hacker would only end up with a small piece of the puzzle, making it impossible for them to discern what the data means. [3]

In addition, LMI hosting services will also include the storage and maintenance of mining machines from other mining operators, node operators, and High-Performance Computing ("HPC") operators.



Our Plan:

We intend to build, operate and grow a company with multiple revenue streams based on blockchain technologies. The core elements that LMI will focus on are coin mining, operating nodes, and hosting.

Mining:

Mining is the process of utilizing equipment, primarily Graphics Processing Units ("GPU's") and Application Specific Integrated Circuit ("ASIC") machines. The advantage of GPUs is they can mine a vast array of coins, while ASIC machines are geared to a specific algorithm and will only be able to mine coins that utilize that algorithm. The downside of GPUs is they are much less powerful than an ASIC machine and use more power. The negative of an ASIC is the limitation to a specific algorithm which means if you want to mine a coin with a different algorithm, you must have another ASIC with the correct algorithm for that coin.

Miners successfully receive a block reward when the hash they have created is equal to or less than the value the network is seeking. This is analogous to a lottery where you never know what the winning number will be, and you continue to submit solutions until either you receive a block in the case of solo mining or the pool receives a block and shares it.

Miners can mine in one of two ways: 1. Solo mining and 2. Pooled mining.

Solo mining is the process of hooking up mining equipment to the Internet and then waiting to reach a value that will be rewarded with a block of coins. For example, as of this writing, a bitcoin block is issued every ten minutes at a rate of 6.25 coins per block. There is no assurance that the miner will ever get a block reward with solo mining.

Pool mining is where miners join a mining pool which aggregates the hashing power to provide consistent income. This is accomplished by providing miners a share reward for each valid solution they generate even if it isn't the ultimate solution to earn a block reward. Instead of a miner getting a block reward directly, when a miner in the pool solves for the block reward the pool gets the reward and then shares it with the miners who participated in the pool based on the amount of shares they earned. For



example, someone who has ten times the hashing power of another should receive ten times more income over time. The downside is that if you were to mine the block reward, you wouldn't know it, as the reward is shared with the pool participants on a prorata basis.

Hashing Power:

Hashing power is the amount of hashes the mining equipment produces per second. In the case of LMI, it's the number of hashes per mining farm generated per second. LMI has developed a unique program to increase the hashing power of a mining farm that investors are participating in without any additional investment by the investor. This feature may be altered or canceled in future offerings. Currently, LMI produces 3,000 th/s, or 3,000 trillion hashes per second. With equipment already in our facility that is not connected, LMI should have 13,000 th/s operating by mid to late March.

Immersion Cooling:

LMI will utilize immersion cooling, which employs a dielectric liquid that doesn't transmit electricity, to immerse our equipment. The benefits of immersion cooling include eliminating dust and dirt, eliminating vibration, 1,200 times more efficient removal of heat versus air cooling, and up to a 50% increase in performance. Immersion cooling should extend the life of the equipment by at least 30%, which coupled with the increase in efficiency will significantly increase the return on investment for the equipment. Another benefit of immersion cooling is that the equipment is protected from fire and insects.

Nodes:

Each blockchain is composed of Nodes that store the blockchain information and communicate that information amongst all of the blockchain's nodes. Nodes are the backbone of a decentralized blockchain where all the blockchain data is transmitted across nodes worldwide. Node operators receive a fee for operating the node.



Hosting:

Hosting enables others to place equipment with the hosting company and utilize their infrastructure for a fee. Anyone can set up GPU mining in a home; however, the primary issue will be the amount of power you can consume before you can no longer run the household's other equipment. Most homes have 150 - 200 amp service, which will leave only 50 to 100 amps available for mining equipment. ASIC machines use more power than a GPU, about 8 to 12 times more. In addition, an ASIC is very loud, with an average of 75db per ASIC. The amount of sound generated can affect those in the home and neighbors. LMI will have a crucial advantage for hosting due to the immersion cooling we utilize, generating approximately only 35db.

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The Offering:

LMI is offering a convertible and redeemable note with an interest-only term of thirty-six (36) months with a floor interest rate of 10%. At the end of 36 months, the noteholder has three options: 1) redeem their note for the face amount of the note, or 2) convert their note into common shares, or 3) keep the note and continue to receive income. For option 1, the noteholder will receive 100% of the face value of their note. For Option 2, the noteholder would convert their note into common shares based on a conversion price to be determined at the time of an offering. Investors in the initial Seed Round under Regulation CF will receive a 20% discount on the offering price for their conversion price.

Each purchaser will receive a note stating the mining hashrate allocated from the mining farm. The percentage of farm mining hashrate received will remain constant while the amount of farm mining capacity is projected to increase. For example, if the percentage of hashrate based on the initial investment were 10% of the total farm hashrate, which we will assume equals 5,000 th/s, then the 10% of the farm would be 500 th/s. If LMI successfully increases the farm's hashrate to 10,000 th/s, then the income will be based on 1,000 th/s.

Purchasers can receive their income monthly or elect the reinvestment option. The reinvestment option cannot be changed once selected. All reinvested income will be paid out to the note holder regardless of their conversion choice at the end of the initial term.

Income generated will be paid monthly, you will receive your payment in U.S. dollars. The price of coins mined does change, and therefore, the amount of monthly income can fluctuate.

Use of Funds:

Future projections are based on a successful $3 million convertible debt offering. Conversely, a raise of less than $3 million may slow down the growth projections. The reason that the term "may slow down" was used instead of "will slow down" is that our



LMI anticipates purchasing 220+ ASIC machines and an initial immersion cooling system to handle 2 megawatts of power. LMI operations are located in Pontiac, Michigan, about 30 miles north of Detroit. The completion of a $3 million raise should provide $3.4 million of gross income and $1.8 million of net income during the following 12 months. The income will be invested in additional mining and support equipment at the discretion of management. The net income number is after paying expenses and investors their monthly return.

Facility:

LMI has secured 15,000 sf with a 3-year lease with two 5-year renewals and an option to purchase the entire building of 75,000 sf located in Pontiac, Michigan, which is approximately 30 miles north of Detroit. The building has two separate sources of primary power delivering over 10 megawatts of power. The building's power is enough to last LMI through the first three years with our current funding. The initial leased space has sufficient capacity to handle over 15,000 ASIC units.

In year two, LMI plans to diversify geographic risk by operating a facility in another state. Currently, the top states in the U.S. to digital mine are GA, KY, NY, TN, TX, and WA. It will take time to locate an adequate property to develop or repurpose, with the introduction of operations commencing by year three.

1. https://www.ft.com/content/2691366f-d381-40cd-a769-6559779151c2
2. https://www.ibm.com/topics/what-is-blockchain

EXHIBIT D: ARTICLES OF INCORPORATION

AMENDED ARTICLES OF INCORPORATION
OF
LIQUID MINING, INC.
A FLORIDA CORPORATION

ARTICLE 1

The name of the corporation is LIQUID MINING INC.

ARTICLE 2

The office of the Corporation shall be at 7400 Baymeadows Way, Suite 300, Jacksonville, FL 32256. The initial registered agent of this Corporation shall be Richard Dwyer. The Corporation may, from time to time, in the manner provided by law, change the registered agent and registered office within the State of Florida. The Corporation may also maintain an office or offices for the conduct of its business, either within or without the State of Florida.

ARTICLE 3

The objectives and purposes for which the corporation is organized are for any lawful act or activity for which a corporation may be organized under the 2013 Florida Statutes, Title XXXVI - BUSINESS ORGANIZATIONS, Chapter 607 – CORPORATIONS ("Florida Statutes"), now or hereafter in effect, and to do any of such things as fully and to the same extent as natural persons might or could do.

ARTICLE 4

The duration of existence of the Corporation is perpetual.

ARTICLE 5

Section 1.   Authorized Shares. The aggregate number of shares that the Corporation shall have authority to issue is: One Hundred Million (100,000,000) shares consisting of three classes to be designated respectively, "Voting Common Stock", "Non-Voting Common Stock" and "Preferred Stock", with all of such shares having a par value of $.0001 per share. The total number of shares of Common Stock that the Corporation shall have authority to issue is Ninety Eight Million (98,000,000) shares. The Common Stock shall consist of two classes, being Ninety Five Million (95,000,000) Class A Voting Common Shares and Three Million (3,000,000) Class B Non-Voting Common Shares. The total number of shares of Preferred Stock that the Corporation shall have authority to issue is Two Million (2,000,000) shares. The Preferred Stock may be issued in one or more series, each series to be appropriately designated by a distinguishing letter or title, prior to issuance of any shares thereof. At the discretion of the Board of Directors, the Class B Non-Voting Common Shares may be converted into Class A Voting Common Shares and in the event that the Company commences an initial public offering of its Class A Voting Common Shares, the Class B Non-Voting Shares shall have the option to convert into Class A Voting Common Shares in accordance with such procedures as established by the Board of Directors. The voting powers, designations, preferences, limitations, restrictions, and relative, participating, optional and other rights and the qualifications, limitations, or restrictions thereof of the Preferred Stock shall hereinafter be prescribed by resolution of the Board of Directors pursuant to Section 3 of this Article 5.

Section 2. Common Stock

(a) Dividend Rate. Subject to the rights of holders of any Preferred Stock having preferences as to dividends and except as hereinafter provided by these Articles of Incorporation, as amended from time to time (hereinafter, the "Articles") or the "Florida Statutes", the holders of Common Stock shall be entitled to receive dividends when, as and if declared by the Board of Directors out of assets legally available therefor.

(b) Voting Rights. Except as otherwise provided by the Florida Statutes, the holders of the issued and outstanding shares of Class A Common Stock shall be entitled to one vote for each share of Common Stock. No holder of shares of Common Stock shall have the right to cumulate votes. Except as otherwise provided by the Florida Statutes, the holders of the issued and outstanding shares of Class B Non-voting common shares shall have no voting rights.

(c) Liquidation Rights. In the event of liquidation, dissolution, or winding up of the affairs of the Corporation's assets, the Common Stock and any shares of Preferred Stock which are not entitled to any preference in liquidation shall share equally and ratably in the Corporation's assets available for distribution after giving effect to any liquidation preference of any shares of Preferred Stock. A merger, conversion, exchange or consolidation of the Corporation with, or into any other person or sale or transfer of all or any part of the assets of the Corporation (which shall not in fact result in the liquidation of the Corporation and the distribution of assets to stockholders) shall not be deemed to be a voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation.

(d) No Conversion, Redemption or Preemptive Rights. The holders of Common Stock shall not have any conversion, redemption or preemptive rights.

(e) Consideration for Shares. The Common Stock authorized by this Article shall be issued for such consideration as shall be fixed, from time to time, by the Board of Directors.

Section 3. Preferred Stock.

(a) Designation. The Board of Directors is hereby vested with the authority from time to time to provide by resolution, for the issuance of shares of Preferred Stock in one or more series not exceeding the aggregate number of shares of Preferred Stock authorized by these Articles, and to prescribe with respect to each such series the voting power, if any, designations, preferences and relative, participating, optional, or other special rights, and the qualifications, limitations, or rights relating thereto, including, without limiting the generality of the foregoing: the voting rights relating to the shares of Preferred Stock, of any series (which voting rights, if any, may be full or limited, may vary over time, and may be applicable generally or only upon stated fact or event), the condition or time for payment of dividends and the preference or relation of such dividends to dividends payable on any other class or series of capital stock; the rights of holders of Preferred Stock of any series in the event of liquidation, dissolution, or winding up of the affairs of the Corporation; the rights, if any, of holders of Preferred Stock of any series to convert or exchange such shares of Preferred Stock of such series for shares of any other class or series of capital stock or for any other securities, property or assets of the Corporation or of any subsidiary (including the determination of the price or prices or the rate or rates applicable to such right to convert or exchange and the adjustment thereof, the time or times during which the right to convert or exchange shall be applicable, and the time or times during which a particular price or rate shall be applicable); whether the shares of any series of Preferred Stock shall be subject to redemption by the Corporation and, if subject to redemption, the time, prices, rates, adjustments and other terms and conditions of such redemption. The powers, designations, preferences, limitations, restrictions and relative rights may be made dependent upon any fact or event which may be ascertained outside the Articles or the resolution if the manner in which the fact or event may operate on such series is stated in the Articles of the resolution. As used in this section, "fact or event" includes, without limitation, the existence of a fact or occurrence of an event, including, without limitation, a determination by a government, person, governmental agency or political subdivision of a government. The Board of Directors is further authorized to increase or decrease (but not below the number of shares of such series then outstanding) the number of shares of any series subsequent to the issuance of shares of such series. Unless the Board of Directors provides to the contrary in the resolution which fixes the characteristics of a series of Preferred Stock, neither the consent of the series, or otherwise, of the holders of any outstanding Preferred Stock, nor the consent of the holders of any outstanding Common Stock, shall be required for the issuance of any new series of Preferred Stock, regardless of whether the rights and preferences of the new series of Preferred Stock are senior or superior, in any way, to the outstanding series of Preferred Stock or Common Stock.

(b.) Certificate of Designation. Before the Corporation shall issue any shares of Preferred Stock of any series, a certificate of designation setting forth a copy of the resolution or resolutions of the Board of Directors and establishing the voting powers, designations, preferences, the relative, participating, optional or other rights, if any, and the qualifications, limitations and restrictions, if any, relating to the shares of Preferred Stock of such series, and the number of shares of Preferred Stock of such series authorized by the Board of Directors to be issued, shall be made and signed by an officer of the Corporation and filed in the manner prescribed by the Florida Statutes.

Section 4. Non Assessment of Stock. The capital stock of the Corporation, after the amount of the subscription price has been fully paid, shall not be assessable for any purpose, and no stock, issued as fully paid shall ever be assessable or assessed, and the Articles shall not be amended in this particular. No stockholder of the Corporation is individually liable for the debts or liabilities of the Corporation.

ARTICLE 6
INDEMNIFICATION

The Corporation shall indemnify to the fullest extent permitted by the Florida Business Corporation Act any person who has been made, or is threatened to be made, a party to an action, suit, or proceeding, whether civil, criminal, administrative, investigative, or otherwise (including an action, suit or proceeding by or in the right of the corporation), by reason of the fact that the person is or was a director or officer of the corporation, or a fiduciary within the meaning of the Employee Retirement Income Security Act of 1974 with respect to an employee benefit plan of the corporation, or serves or served at the request of the corporation as a director, or as an officer, or as a fiduciary of an employee benefit plan, of another corporation, partnership, joint venture, trust or other enterprise. In addition, the Corporation shall pay for or reimburse any expenses incurred by such persons who are parties to such proceedings, in advance of the final disposition of such proceedings, to the full extent permitted by the.

ARTICLE 7
NO LIABILITY

To the fullest extent permitted by law, a director or officer of the Corporation shall have no personal liability to the Corporation or its shareholders for monetary damages for conduct as a director or officer; provided that this Article does not eliminate the liability of a director or officer for any act or omission for which such elimination of liability is not permitted under the Florida Business Corporation Act. No amendment to that Act, or amendment of these articles of incorporation, that further limits the acts or omissions for which elimination of liability is permitted, shall adversely affect any right or protection of a director for any act or omission occurring prior to such amendment. If the Florida Business Corporation Act is amended to further limit or eliminate liability of a director, then a director of the Corporation shall not be liable for any such act or omission to the fullest extent permitted by the Florida Business Corporation Act, as so amended.

ARTICLE 8
DIRECTORS

Section 1. Number of Directors. The members of the governing board of the Corporation are styled as directors. The Board of Directors shall be elected in the manner as shall be provided in the bylaws of the Corporation. The Board of Directors shall consist of at least one (1) individual and not more than Nine (9) individuals. The number of directors may be changed from time to time in such manner as shall be provided in the bylaws of the Corporation.

ARTICLE 9
BYLAWS

The bylaws of the Corporation may be amended exclusively by the Board of Directors pursuant to FL Stat § 607.0206 (2013).

IN WITNESS WHEREOF, the Corporation has caused these Amended and restated Articles of Incorporation to be executed in its name by the Secretary on March 31, 2022. The undersigned Secretary hereby certifies that the Amended and Restated Articles of Incorporation were duly adopted by not less than a seventy percent vote of the Shareholders on March 31, 2022, following the unanimous approval of the Board of Directors on the same date.

_____

Richard R. Dwyer, Secretary

March 31, 2022

EXHIBIT E: BYLAWS

BYLAWS OF Liquid Mining Inc.
(the "Corporation")

SHAREHOLDERS

Annual Meeting

1. A meeting of the Shareholders of the Corporation (the "Shareholders") will be held annually for the purpose of electing directors (the "Directors") of the Corporation and for the purpose of doing other business as may come before the meeting. If the day fixed for the annual meeting is a legal holiday in the State of Florida, the annual meeting will be held on the next succeeding business day or on a date determined by the board of directors for the Corporation (the "Board") that is no later than two weeks after the date specified in the meeting notice.

2. The Corporation must hold its annual meeting within any 13 months period. If the annual meeting is not held within that time period then any shareholder may apply to the circuit court of the county where the Corporation's principal office is located to fix the time and place of the meeting.

Special Meetings

3. Unless otherwise prescribed by statute, special meetings of the Shareholders, for any purpose or purposes, may only be called in the following ways:

   a. By a majority of the Board; or

   b. By the president of the Corporation (the "President"); or

   c. By the holders of shares entitled to cast in total not less than 10 percent of the votes on any issue proposed for the meeting where written requests describing the purpose or purposes for the special meeting are signed, dated and delivered to a member of the Board or other Officer of the Corporation.

4. The Board will determine the time, place and date of any special meeting provided that, in the case of a special meeting called by the requisite percentage of Shareholders in accordance with these Bylaws, the Board will issue notice of the special meeting within 60 days of receipt of the written demand(s) by the relevant Officer of the Corporation.

Place of Meeting

5. The annual meetings or special meetings of the Shareholders may be held at any place in or out of the State of Florida at a place to be determined at the discretion of the Board. If no designation of the location is made for any annual or special meeting of the Shareholders, the place of the meeting will be the Principal Office of the Corporation. The Corporation must hold its annual meeting within the earlier of: a) six months after the end of the Corporation's fiscal year or; b) fifteen months after its last annual meeting. If an annual meeting is not held within that time period, a Shareholder may direct a request in writing to the Chairman of the Board of the Corporation to hold the annual meeting. If a notice of meeting is not given within 60 days of that request then any Shareholder entitled to vote at an annual meeting may apply to any court having jurisdiction for an order directing that the meeting be held and fixing the time and place of the meeting.

Notice of Meetings

6. The written notice of any meeting will be given not less than 10 days, but not more than 60 days before the date of the meeting to each Shareholder entitled to vote at that meeting. The written notice of the meeting will state the place, date and hour of the meeting, the means of remote communications, if any, and, in the case of a special meeting, the purpose or purposes for which the meeting is called.

7. If mailed, notice is given when the notice is deposited in the United States mail, postage prepaid, and directed to the Shareholder at the address of the Shareholder as it appears on the records of the Corporation. An affidavit of the secretary (the "Secretary") of the Corporation that the notice has been given will, in the absence of fraud, be prima facie evidence of the facts stated in the notice.

8. A written waiver, signed by the person entitled to a notice of meeting, or a waiver by electronic transmission by the person entitled to that notice, whether before or after the time stated in the notice, will be deemed equivalent to the person receiving the notice. Further, attendance of a person at a meeting will constitute a waiver of notice of that meeting, except when the person attends a meeting for the express purpose of objecting at the beginning of the meeting to the transaction of any business because the meeting is not lawfully called or convened.

Consent of Shareholders in Lieu of Meeting

9. Any action to be taken at any annual or special meeting of Shareholders, may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action to be taken, is signed by the holders of outstanding stock having not less than the

minimum number of votes that would be necessary to authorize or take the action at a meeting at which all shares entitled to vote on the matter were present and voted is delivered to the Corporation. Every written consent will bear the date of signature of each Shareholder who signs the consent. However, no written consent will be effective unless the consent is delivered, either by hand or by certified or registered mail, within 90 days of the earliest dated consent, to the Principal Office of the Corporation in this state, the Principal Place of Business of the Corporation, the corporate secretary, or another agent of the Corporation having custody of the book in which proceedings of meetings of Shareholders are recorded.

Remote Communication Meetings

10. Remote communication means any electronic communication including conference telephone, video conference, the Internet, or any other method currently available or developed in the future by which Shareholders not present in the same physical location may simultaneously communicate with each other.

11. Where permitted under the statutes and regulations of the State of Florida, and in the sole and reasonable discretion of the Board of Directors, a meeting of Shareholders of the Corporation may be held at a specific location or may be held by any means of remote communication. Where a meeting will employ remote communication, one or more Shareholders may participate by means of remote communication or the meeting may be held solely by means of remote communication at the sole discretion of the Board of Directors. Where any remote communication is used in a Shareholder meeting, all persons authorized to vote or take other action at the meeting must be able to hear each other during the meeting and each person will have a reasonable opportunity to participate. This remote participation in a meeting will constitute presence in person at the meeting. All votes or other actions taken at the meeting by means of electronic transmission must be maintained as a matter of record by the Corporation.

List of Shareholders Entitled to Vote

12. The Officer who has charge of the Shareholders' List of the Corporation will prepare and make, not more than 70 days before every meeting of the Shareholders, a complete list of the Shareholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each Shareholder and the number of shares of stock registered in the name of each Shareholder. The list must be available for inspection by any Shareholder beginning ten days prior to the meeting and continuing through the meeting. The list must be provided for any purpose related to the meeting:

    a. On a reasonably accessible electronic network, so long as the information required to access the list is provided with the notice of the meeting; or

    b. During ordinary business hours, at the Principal Office of the Corporation, the office of the Corporation's transfer agent if specified in the meeting notice or at another place identified in the meeting notice in the city where the meeting will be held.

13. If the Corporation decides to make the list available on an electronic network, the Corporation will ensure that this information is available only to Shareholders of the Corporation. If the meeting is to be held at a physical location, then the list will be produced and kept at the time and place of the meeting during the whole time of the meeting and may be inspected by any Shareholder who is present.

14. If the meeting is to be held solely by means of remote communication, then the list will also be open to the examination of any Shareholder during the whole time of the meeting on a reasonably accessible electronic network, and the information required to access the list will be provided with the notice of the meeting.

15. If any Director willfully neglects or refuses to produce the list of Shareholders at any meeting for the election of Directors, or to open such a list to examination on a reasonably accessible electronic network during any meeting for the election of Directors held solely by means of remote communication, those Directors will be ineligible for election to any office at that meeting.

16. The Shareholders' List will be the only evidence as to who are the Shareholders entitled by this section to examine the list required by this section or to vote in person or by proxy at any meeting of Shareholders.

Quorum and Required Vote

17. A minimum of 51 percent of the shares entitled to vote, present in person or represented by proxy, will constitute a quorum entitled to take action at a meeting of Shareholders.

18. In all matters other than the election of Directors, any act of the Shareholders must be passed by an affirmative vote of the majority of the shares present in person or represented by proxy at the meeting and entitled to vote on the matter.

19. Directors will be elected by a majority of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of Directors.

20. Where a separate vote by a class or series or classes or series of shares ("Eligible Shares") is required, 51 percent of the outstanding Eligible Shares present in person or represented by proxy, will constitute a quorum entitled to take action with respect to that vote on that matter. Any act to be taken must be passed by an affirmative vote of the majority of the outstanding Eligible Shares present in person or represented by proxy.

Shareholders Voting Rights and Proxies

21. Subject to the Articles of Incorporation, each Shareholder will be entitled to one vote for each share of stock held by that Shareholder.

22. Each Shareholder entitled to vote at a meeting of Shareholders or to express consent or dissent to corporate action in writing without a meeting may authorize another person or persons to act for that Shareholder by proxy, but no proxy will be valid after 11 months from the date of its execution unless the proxy provides for a longer period.

23. Execution of a proxy may be accomplished by the Shareholder or by the authorized Officer, Director, employee or agent of the Shareholder, signing the writing or causing that person's signature to be affixed to the writing by any reasonable means including, but not limited to, by facsimile signature.

24. A duly executed proxy will be irrevocable if it states that it is irrevocable and if, and only as long as, it is coupled with an interest sufficient in law to support an irrevocable power. A proxy may be made irrevocable regardless of whether the interest with which it is coupled is an interest in the shares or an interest in the Corporation generally.

Voting Rights of Fiduciaries, Pledgers and Joint Owners of Shares

25. Persons holding shares in a fiduciary capacity will be entitled to vote the shares so held. Persons whose shares are pledged will be entitled to vote, unless, in the transfer by the pledger on the books of the Corporation, that person has expressly empowered the pledgee to vote the shares, in which case only the pledgee, or that pledgee's proxy, may represent and vote the shares.

Voting Trusts and Other Voting Agreements

26. Two or more Shareholders may, by agreement in writing, create a voting trust by depositing their shares with a voting trustee, who will have the authority to vote the shares in accordance with the terms and conditions of the voting trust agreement. To be valid, the voting trustee must deliver copies of the list of Shareholders and the voting trust agreement to the Principal Office of the Corporation. Upon receiving the voting trust agreement, the Corporation will issue new share certificates in the name of the trustee and cancel the old share certificates. The new share certificates issued will state that they are issued pursuant to a voting trust agreement.

27. Any amendment to a voting trust agreement will be made by a written agreement, a copy of which will be filed with the Principal Office of the Corporation.

28. The right of inspection of any voting trust agreement or related amendment by a Shareholder of record or a holder of a voting trust certificate, in person or by agent, will be the same right of inspection that applies to the securities register of the Corporation.

29. An agreement between two or more Shareholders, if in writing and signed by the parties to the agreement, may provide that in exercising any voting rights, the shares held by them will be voted as provided by the agreement, or as the parties may agree, or as determined in accordance with a procedure agreed upon by them.

30. The above provisions concerning voting trusts and voting agreements will not be deemed to invalidate any voting or other agreement among Shareholders or any irrevocable proxy which is not otherwise illegal.

Cumulative Voting

31. Shareholders may use cumulative voting elections when electing Directors.

BOARD OF DIRECTORS

General Powers

32. The business and affairs of the Corporation will be managed by or under the direction of the Board.

Number, Tenure and Quorum

33. The Board will consist of two members, each of whom will be a natural person. Directors need not be Shareholders. Each Director will hold office until that Director's successor is elected and qualified or until that Director's earlier resignation or removal. Any Director may resign at any time upon notice given in writing or by electronic transmission to the Corporation. In order to transact business at a meeting of the Directors, a quorum of 50 percent of the total number of Directors eligible to vote will be required. The vote of the majority of the Directors present at a meeting at which a quorum is present will be the act of the Board.

Regular Meetings

34. By resolution, the Board may provide the time and place, either within or without the State of Florida, for the holding of regular meetings without any notice other than that resolution.

Special Meetings

35. Special meetings of the Board may be called by or at the request of the President or by a majority of the Directors. The person or persons calling that special meeting of the Board may fix any date, time or place, either within or without the State of Florida, to be the date, time and place for holding that special meeting.

Notice

36. Written notice of the date, time, and place of a special meeting of the Board will be given at least 10 days prior to the date set for that meeting. The written notice can be given personally, by mail, by private carrier, by telegraph, by telephone facsimile, or by any other manner as permitted by the Florida Business Corporation Act. The notice will be given by the Secretary or one of the persons authorized to call Directors' meetings.

37. If written notice is mailed, correctly addressed to a Director's address as provided in the Corporation's current records, the notice will be deemed to have been given to that Director at the time of mailing. If written notice is sent by private carrier or if the written notice is sent by United States mail, postage prepaid and by registered or certified mail, return receipt requested, the notice will be deemed to have been given to a Director on the date shown on the return receipt. Otherwise notice is effective when received by a Director.

38. Notice of any Directors' meeting may be waived by a Director before or after the date and time of the meeting. The waiver must be in writing, must be signed by a Director, and must be delivered to the Corporation for inclusion in the minutes or filing with the corporate records. The attendance of a Director at a meeting of the Board will constitute a waiver of notice of that

meeting except where a Director attends a meeting for the express purpose of objecting to the transaction of any business because the meeting is not lawfully convened.

Action by Directors Without a Meeting

39. Any action to be taken at any meeting of the Board or of any committee of the Board may be taken without a meeting if all members of the Board or committee, as the case may be, consent to it in writing, or by electronic transmission and the writing or writings or electronic transmission or transmissions are filed with the minutes of proceedings of the Board, or committee. This filing will be in paper form if the minutes are maintained in paper form and will be in electronic form if the minutes are maintained in electronic form.

Remote Communication Meetings

40. Remote communication means any electronic communication including conference telephone, video conference, the Internet, or any other method currently available or developed in the future by which Directors not present in the same physical location may simultaneously communicate with each other.

41. A meeting of the Board may be held by any means of remote communication by which all persons authorized to vote or take other action at the meeting can hear each other during the meeting and each person has a reasonable opportunity to participate. This remote participation in a meeting will constitute presence in person at the meeting.

Vacancies and Newly Created Directorships

42. When vacancies or newly created directorships resulting from any increase in the authorized number of Directors occur, a majority of the Directors then in office, although less than a quorum, or a sole remaining Director will have the power to appoint new Directors to fill this vacancy or vacancies. Each new Director so chosen will hold office until the next annual meeting of the Shareholders.

43. If at any time, by reason of death or resignation or other cause, the Corporation should have no Directors in office, then any Officer or any Shareholder or an executor, administrator, trustee or guardian of a Shareholder, or other fiduciary entrusted with like responsibility for the person or estate of a Shareholder, may call a special meeting of Shareholders for an election to fill the vacancy.

44. When one or more Directors resign from the Board and the resignation is to become effective at a future date, a majority of the Directors then in office, including those who have so resigned, will have the power to appoint new Directors to fill this vacancy or vacancies. The appointments of these new Directors will take effect when the resignation or resignations are to become effective, and each new Director so chosen will hold office until the next annual meeting of the Shareholders.

Removal

45. Any Director or the entire Board may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of Directors at a special meeting of the Shareholders called for that purpose. No director may be removed when the votes cast against removal would be sufficient to elect the director if voted cumulatively at an election where the same total number of votes were cast.

Organization

46. Meetings of the Board will be presided over by the President, or in the President's absence by a Director chosen at the meeting. The Secretary will act as secretary of the meeting, but in the absence of the Secretary, the person presiding at the meeting may appoint any person to act as secretary of the meeting.

Chairman of the Board

47. The Chairman of the Board, if present, will preside at all meetings of the Board, and exercise and perform any other authorities and duties as may be from time to time delegated by the Board.

Compensation

48. The Board will, by resolution, fix the fees and other compensation for the Directors for their services as Directors, including their services as members of committees of the Board. All changes to Director compensation are subject to ratification by the Shareholders.

Presumption of Assent

49. A Director of the Corporation who is present at a meeting of the Board will be presumed to have assented to an action taken on any corporate matter at the meeting unless:

    a. The Director objects at the beginning of the meeting, or promptly upon the Director's arrival, to holding the meeting or transacting business at the meeting;

b. The Director's dissent or abstention from the action taken is entered in the minutes of the meeting; or

c. The Director delivers written notice of the Director's dissent or abstention to the presiding officer of the meeting before the adjournment of the meeting or to the Corporation within a reasonable time after adjournment of the meeting.

50. Any right to dissent or abstain from the action will not apply to a Director who voted in favor of that action.

COMMITTEES

Appointment

51. The Board may designate one or more committees, each committee to consist of one or more of the Directors of the Corporation. The Board may designate one or more Directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee.

52. In the absence or disqualification of a member of a committee, the member or members present at any meeting and not disqualified from voting, whether or not that member or members constitute a quorum, may unanimously appoint another member of the Board to act at the meeting in the place of any absent or disqualified member.

53. The committee or committees, to the extent provided in the resolution of the Board will have and may exercise all the powers and authority of the Board in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers which may require it. No such committee will have the power or authority in reference to the following matters:

a. Approving or adopting, or recommending to the Shareholders, any action or matter (other than the election or removal of Directors) expressly required by the Florida Business Corporation Act to be submitted to Shareholders for approval; or

b. Adopting, amending or repealing any Bylaw of the Corporation.

Tenure

54. Each member of a committee will serve at the pleasure of the Board.

Meetings and Notice

55. The method by which Directors' meetings may be called and the notice requirements for these meetings as set out in these Bylaws will apply to any committee designated by the Board as appropriate.

Quorum

56. The requirements for a quorum for the Board as set out in these Bylaws will apply to any committee designated by the Board as appropriate.

Action Without a Meeting

57. The requirements and procedures for actions without a meeting for the Board as set out in these Bylaws will apply to any committee designated by the Board as appropriate.

Resignation and Removal

58. Any member of a committee may be removed at any time, with or without cause, by a resolution adopted by a majority of the full Board. Any member of a committee may resign from the committee at any time by giving written notice to the Chairman of the Board of the Corporation, and unless otherwise specified in the notice, the acceptance of this resignation will not be necessary to make it effective.

Vacancies

59. Any vacancy in a committee may be filled by a resolution adopted by a majority of the full Board.

Committee Rules of Procedure

60. A committee will elect a presiding officer from its members and may fix its own rules of procedure provided they are not inconsistent with these Bylaws. A committee will keep regular minutes of its proceedings, and report those minutes to the Board at the first subsequent meeting of the Board.

OFFICERS

Appointment of Officers

61. The Officers of the Corporation (individually the "Officer" and collectively the "Officers") will consist of the President, a treasurer (the "Treasurer") and the Secretary.

62. The Officers will be appointed by the Board at the first meeting of the Directors or as soon after the first meeting of the Directors as possible, if Officers have not already been appointed. Any appointee may hold one or more offices.

Term of Office

63. Each Officer will hold office until a successor is duly appointed and qualified or until the Officer's death or until the Officer resigns or is removed as provided in these Bylaws.

Removal

64. Any Officer or agent appointed by the Board or by the Incorporators may be removed by the Board at any time with or without cause, provided, however, any contractual rights of that person, if any, will not be prejudiced by the removal.

Vacancies

65. The Board may fill a vacancy in any office because of death, resignation, removal, disqualification, or otherwise.

President

66. Subject to the control and supervisory powers of the Board and its delegate, the powers and duties of the President will be:

    a. To have the general management and supervision, direction and control of the business and affairs of the Corporation;

    b. To preside at all meetings of the Shareholders when the Chairman of the Board is absent;

    c. To call meetings of the Shareholders to be held at such times and at such places as the President will deem proper within the limitations prescribed by law or by these Bylaws;

    d. To ensure that all orders and resolutions of the Board are effectively carried out;

e. To maintain records of and certify, whenever necessary, all proceedings of the Board and the Shareholders;

f. To put the signature of the Corporation to all deeds, conveyances, mortgages, guarantees, leases, obligations, bonds, certificates and other papers and instruments in writing which have been authorized by the Board or which, in the opinion of the President, should be executed on behalf of the Corporation; to sign certificates for the Corporation's shares; and, subject to the instructions of the Board, to have general charge of the property of the Corporation and to supervise and manage all Officers, agents and employees of the Corporation; and

g. To perform all other duties and carry out other responsibilities as determined by the Board.

Treasurer

67. Subject to the control and supervisory powers of the Board and its delegate, the powers and duties of the Treasurer will be:

a. To keep accurate financial records for the Corporation;

b. To deposit all money, drafts and checks in the name of and to the credit of the Corporation in the banks and depositories designated by the Board;

c. To endorse for deposit all notes, checks, drafts received by the Corporation as instructed by the Board, making proper vouchers for them;

d. To disburse corporate funds and issue checks and drafts in the name of the Corporation, as instructed by the Board;

e. To submit to the President and the Board, as requested, an account of all transactions by the Treasurer and the financial condition of the Corporation;

f. To prepare and submit to the Board annual reports detailing the financial status of the Corporation; and

g. To perform all other duties and carry out other responsibilities as prescribed by the Board or the President.

Secretary

68. The Secretary will perform the following duties:

    a. Prepare the minutes of the meetings of the Shareholders and meetings of the Board and keep those minutes in one or more books provided for that purpose;

    b. Authenticate the records of the Corporation as will from time to time be required;

    c. Ensure that all notices are duly given in accordance with the provisions of these Bylaws or as required by law;

    d. Act as custodian of the corporate records and of the corporate seal, if any, and ensure that the seal of the Corporation, if any, is affixed to all documents the execution of which on behalf of the Corporation under its seal is duly authorized;

    e. Keep a register of the post office address of each Shareholder;

    f. Sign, along with the President, certificates for shares of the Corporation, the issuance of which will have been authorized by resolution of the Board;

    g. Have general charge of the Shareholders' List of the Corporation; and

    h. Perform all duties incidental to the office of Secretary and any other duties as from time to time may be delegated to the Secretary by the President or the Board.

Delegation of Authority

69. The Board reserves the authority to delegate the powers of any Officer to any other Officer or agent, notwithstanding any provision in these Bylaws.

LOANS, CHECKS, DEPOSITS, CONTRACTS

Loans

70. Without authorization by a resolution of the Board, the Corporation is prohibited from making or accepting loans in its name, or issuing evidences of indebtedness in its name. The authorization of the Board for the Corporation to perform these acts can be general or specific.

Checks, Drafts, Notes

71. All checks, drafts, or other orders for the payment of money, notes, or other evidences of indebtedness issued in the name of the Corporation must be signed by a designated Officer or Officers, agent or agents of the Corporation and in a manner as will from time to time be determined by resolution of the Board.

Deposits

72. All funds of the Corporation not otherwise used will be deposited to the credit of the Corporation in banks, trust companies, or other depositories designated by the Board.

Voting Securities Held by the Corporation

73. The President, or another Officer or agent designated by the Board will, with full power and authority attend, act, and vote, on behalf of the Corporation, at any meeting of security holders or interest holders of other corporations or entities in which the Corporation may hold securities or interests. At that meeting, the President or other delegated agent will have and execute any and all rights and powers incidental to the ownership of the securities or interests that the Corporation holds.

Contracts

74. The Board may give authority to any Officer or agent, to make any contract or execute and deliver any instrument in the name of the Corporation and on its behalf, and that authority may be general or specific.

Conflict of Interest by Directors

75. A Director or Officer of the Corporation will be disqualified from voting as a Director or Officer on a specific matter where that Director or Officer deals or contracts with the Corporation either as a vendor or purchaser.

76. A Director or Officer of the Corporation will not be disqualified as a Director or Officer for the sole reason that the Director or Officer deals or contracts with the Corporation either as a vendor, purchaser, or otherwise.

Loans to Employees and Officers

77. The Corporation may lend money to, or guaranty any obligation of, or otherwise assist, any Officer or employee of the Corporation or of its subsidiary, including any Officer or employee who is a Director of the Corporation or any subsidiary of the Corporation, whenever, in the opinion of the Directors, the loan, guaranty or assistance may reasonably be expected to benefit the Corporation. The loan, guaranty or other assistance may be with or without interest, and may be unsecured, or secured in such manner as the Board will approve, including, without limitation, a pledge of shares of the Corporation. Nothing contained in this section is to be construed so as to deny, limit or restrict the powers of guaranty or warranty of the Corporation at common law or under any applicable statute.

This Document has been approved by the Directors;

Joseph Dwyer, President

Violeta Dwyer, Vice President

APPENDIX

Glossary

- **Bylaws** - the purpose of these bylaws (the "Bylaws") is to provide rules governing the internal management of the Corporation.

- **Chairman of the Board** - Once a Board of Directors has been appointed or elected by the Shareholders, the Board will then elect a chairman (the "Chairman of the Board"). The Chairman of the Board will act to moderate all meetings of the Board of Directors and any other duties and obligations as described in these Bylaws.

- **Corporate Officer** - A corporate officer (individually the "Officer" and collectively the "Officers") is any individual acting for or on behalf of the Corporation. An Officer of the Corporation will usually be appointed to a specific task such as secretary, president, treasurer or other similar position. One person may hold several offices. The Officers will manage the day-to-day operations of the Corporation and report to the Board of Directors.

- **Principal Executive Office** - The Principal Executive Office for the Corporation is where the President of the Corporation has an office.

- **Principal Office** - The Principal Office of the Corporation is the address designated in the annual report where the executive offices of the Corporation are located.

- **Principal Place of Business** - The Principal Place of Business is the address at which the Corporation conducts its primary business.

- **Registered Office** - The Registered Office is the physical street address within the state where the registered agent can be contacted during normal business hours for service of process.

- **Shareholders' List** - A Shareholders' List is the complete record of the owners of shares of stock in the Corporation.

EXHIBIT F: SUBSCRIPTION PROCESS

LIQUID MINING, INC.
SUBSCRIPTION AGREEMENT

Subscription Disclosures

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING. THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING MEMORANDUM HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING MEMORANDUM DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY RIALTO MARKETS LLC (THE "INTERMEDIARY"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL. INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 4(d). THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT. PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING MEMORANDUM OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S WEBSITE (COLLECTIVELY, THE "OFFERING MATERIALS") OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISOR AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE

INVESTOR'S PROPOSED INVESTMENT. THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARDLOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS. THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY. THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

Subscription Agreement
1. Subscription.
a. The undersigned ("Subscriber") hereby subscribes for and agrees to purchase a Convertible Note (the "Note"), of Liquid Mining Inc. (the "Company"), a corporation, organized under the state of Florida, for the principal amount of $_____ upon the terms and conditions set forth herein. The Securities being subscribed for under this Subscription Agreement and any other security that may be issuable upon conversion or exercise of the Securities are also referred to as the "Securities." The rights and preferences of the Securities are as set forth in the Company's Bylaws and any description of the Securities that appears in the Offering Materials is qualified in its entirety by such document.

b. By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, a copy of the Offering Memorandum of the Company filed with the SEC and any other information required by the Subscriber to make an investment decision.

c. This Subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as hereinafter defined), by the Company at its sole discretion. In addition, the Company, at its sole discretion, may allocate to Subscriber only a portion of the number of Securities Subscriber has subscribed for. The Company will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's obligations hereunder shall terminate.

d. The aggregate principal amount of Securities sold shall not exceed $3,000,000.00 (the "Maximum Offering"). The Company may accept subscriptions until June 6, 2023 (the "Termination Date"). Providing that subscriptions for $1,000,000.00 of the Securities are received (the "Minimum Offering"), the Company may elect at any time to close all or any portion of this offering, on various dates at or prior to the Termination Date (each a "Closing Date"). The minimum subscription is $2,500.00.

e. In the event of rejection of this subscription in its entirety, or in the event the sale of the Securities (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect.

2. Purchase Procedure.
a. Payment. The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement along with payment for the aggregate purchase price of the Securities in accordance with the online payment process established by the Intermediary.

b. Escrow arrangements. Payment for the Securities shall be received by Wilmington Trust N.A. (the "Escrow Agent") from the undersigned by transfer of immediately available funds or other means approved by the Company prior to the applicable Closing, in the amount as set forth on the signature page hereto and otherwise in accordance with Rialto Markets' payment processing instructions. Upon such Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by undersigned reflected on the books and records of the Company or any transfer agent the Company, in its discretion, choses to maintain records of Securities ownership, which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF.

3. Representations and Warranties of the Company. The Company represents and warrants to Subscriber that the following representations and warranties are true and complete in all material respects as of the date of each Closing Date, except as otherwise indicated. For purposes of this Agreement, an individual shall be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Company will be deemed to have

"knowledge" of a particular fact or other matter if one of the Company's current officers has, or at any time had, actual knowledge of such fact or other matter.

a. Organization and Standing. The Company is a corporation duly formed, validly existing and in good standing under the laws of the State of Florida. The Company has all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement, the Bylaws and any other agreements or instruments required hereunder. The Company is duly qualified and is authorized to do business and is in good standing as a foreign entity in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business.

b. Eligibility of the Company to Make an Offering under Section 4(a)(6). The Company is eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

c. Issuance of the Securities. The issuance, sale and delivery of the Securities in accordance with this Subscription Agreement have been duly authorized by all necessary corporate actions on the part of the Company. The Securities, when so issued, sold and delivered against payment thereof in accordance with the provisions of this Subscription Agreement, will be duly and validly issued, fully paid and nonassessable.

d. Authority for Agreement. All action on the part of the Company necessary for the authorization of this Subscription Agreement, the performance of all obligations of the Company hereunder at a Closing and the authorization, sale, issuance and delivery of the Securities pursuant hereto has been taken or will be taken prior to the applicable Closing. The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

e. No filings. Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 4 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

f. Financial statements. Complete copies of the Company's financial statements consisting of the statement of financial position of the Company as of December 31, 2021 and the related consolidated statements of income and cash flows for the two-year period then ended or since inception (the "Financial Statements") have been made available to the Subscriber and appear in the Offering Memorandum and on the Company's raise page at www.investliquidmining. com. The Financial Statements are based on the books and records of the Company and fairly present the financial condition of the Company as of the respective dates they were prepared and the results of the operations and cash flows of the Company for the periods indicated. If required by Regulation CF, the Company has retained the services of an independent accounting firm to audit or review the Financial Statements to determine if they remain within the rules and regulations adopted by the SEC. The Financial Statements comply with the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the SEC.

g. Proceeds. The Company shall use the proceeds from the issuance and sale of the Securities as set forth in the Offering Materials.

4. Representations and Warranties of Subscriber. By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Securities subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants, which representations and warranties are true and complete in all material respects as of the date of the Subscriber's respective Closing Date(s):

a. Requisite Power and Authority. Such Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement, the Bylaws and other agreements required hereunder and to carry out their provisions. All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing. Upon their execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

b. Investment Representations. Subscriber understands that the Securities have not been registered under the Securities Act. Subscriber also understands that the Securities are being offered and sold pursuant to an exemption from registration contained in the Act based in part upon Subscriber's representations contained in this Subscription Agreement.

c. Illiquidity and Continued Economic Risk. Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the

Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities. Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Securities.

d. Resales. Subscriber agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except: (i)To the Company; (ii) to an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act; (iii) As part of an offering registered under the Securities Act with the SEC; or (iv) To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

e. Investment Limits. Subscriber represents that either: (i) Either of Subscriber's net worth or annual income is less than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is either less than (A) 5% of the lower of its annual income or net worth, or (B) $2,200; or (ii) Both of Subscriber's net worth and annual income are more than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is less than 10% of the lower of its annual income or net worth and does not exceed $107,000.

f. Noteholder information. Within five days after receipt of a request from the Company, the Subscriber hereby agrees to provide such information with respect to its status as a Noteholder (or potential Noteholder) and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company is or may become subject. Subscriber further agrees that in the event it transfers any Securities, it will require the transferee of such Securities to agree to provide such information to the Company as a condition of such transfer.

g. Company Information. Subscriber has read the Offering Statement. Subscriber understands that the Company is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Offering Circular. Subscriber has had an opportunity to discuss the Company's business, management and financial affairs with managers, officers and management of the Company and has had the opportunity to review the Company's operations and facilities. Subscriber has also had the opportunity to ask questions of and receive answers from the Company and its management regarding the terms and conditions of this investment. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Company or others with respect to the business or prospects of the Company or its financial condition.

h. Domicile. Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

j. Foreign Investors. If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

6. Revisions to Manner of Holding. In the event that statutory or regulatory changes are adopted such that it becomes possible for companies whose purpose is limited to acquiring, holding and disposing of securities issued by a single company ("Crowdfunding SPVs") to make offerings under Section 4(a)(6) of the Securities Act, Subscriber agrees to exchange the Securities for securities issued by a Crowdfunding SPV in a transaction complying with the requirements of Section 3(a)(9) of the Securities Act. Subscriber agrees that in the event the Subscriber does not provide information sufficient to effect such exchange in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors. Subscriber further agrees to transfer its holdings of securities issued under Section 4(a)(6) into "street name" in a brokerage account in Subscriber's name, provided that the Company pay all costs of such transfer. Subscriber agrees that in the event the Subscriber does not provide information sufficient to effect such transfer in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors.

7. Indemnity. The representations, warranties and covenants made by the Subscriber herein shall survive the closing of this Agreement. The Subscriber agrees to indemnify and hold harmless the Company and its respective officers, directors and affiliates, and each other person, if any, who controls the Company within the meaning of Section 15 of the Securities Act against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction.

8. Governing Law; Jurisdiction. This Subscription Agreement shall be governed and construed in accordance with the laws of the State of Florida. EACH OF THE SUBSCRIBER AND THE COMPANY CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION LOCATED WITHIN FLORIDA AND NO OTHER PLACE AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS SUBSCRIPTION AGREEMENT MAY BE LITIGATED IN SUCH

COURTS. EACH OF THE SUBSCRIBERS AND THE COMPANY ACCEPTS FOR ITSELF AND HIMSELF AND IN CONNECTION WITH ITS AND HIS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS SUBSCRIPTION AGREEMENT. EACH OF SUBSCRIBERS AND THE COMPANY FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN THE MANNER AND IN THE ADDRESS SPECIFIED IN SECTION 10 AND THE SIGNATURE PAGE OF THIS SUBSCRIPTION AGREEMENT. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE ACTIONS OF EITHER PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF, EACH OF THE PARTIES HERETO ALSO WAIVES ANY BOND OR SURETY OR SECURITY UPON SUCH BOND WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF SUCH PARTY. EACH OF THE PARTIES HERETO FURTHER WARRANTS AND REPRESENTS THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT. IN THE EVENT OF LITIGATION, THIS SUBSCRIPTION AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

9. Notices. Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) delivered personally, on the date of such delivery; or (b) mailed by registered or certified mail, postage prepaid, return receipt requested, in the third day after the posting thereof; or (c) emailed, telecopied or cabled, on the date of such delivery to the address of the respective parties as shown on the signature page hereto or to such other address as may be specified by written notice from time to time by the party entitled to receive such notice. Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

10. Miscellaneous. a. All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.
b. This Subscription Agreement is not transferable or assignable by Subscriber.
c. The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and its successors and assigns.
d. None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company and Subscriber.

e. In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.

f. The invalidity, illegality or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

g. This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

h. The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

i. The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

j. This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

k. If any recapitalization or other transaction affecting the stock of the Company is effected then any new, substituted or additional securities or other property which is distributed with respect to the Securities shall be immediately subject to this Subscription Agreement, to the same extent that the Securities, immediately prior thereto, shall have been covered by this Subscription Agreement. l. No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

[SIGNATURE PAGE FOLLOWS]

Liquid Mining Inc. Subscription Agreement Signature Page

The undersigned, desiring to purchase Convertible Note of Liquid Mining Inc. by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

a. The aggregate principal amount of the Security the undersigned hereby irrevocably subscribes for is $[NOTE AMOUNT].

b. The Securities being subscribed for will be owned by and should be recorded on the Company's books as held in the name of, [SUBSCRIBER].

_____ Signature _____
Name (printed) _____ Address 1
_____ Address 2 _____
Date If the Securities are to be purchased in joint names, both Subscribers must sign:
_____ Signature _____
Name (printed) _____ Address 1
_____ Address 2 _____
Date This Subscription is accepted on _____, 201X Liquid Mining Inc
By:_____ Name: Title: CEO



Liquid*Mining*

CRYPTO MINING MADE SIMPLE